Filed Pursuant to Rule 424(b)(3)
Registration No. 333-145939

Prospectus

18,880,133 Shares

Common Stock

This prospectus covers the resale by selling stockholders named on page 47 of up to 18,880,133 shares of our common stock, $0.001 par value per share, which include:

•
11,013,333 shares of common stock underlying our Series A Convertible Debentures issued in 2007 having a fixed conversion rate of $0.15 per share, which includes accrued interest through the stated maturity date of the Series A Convertible Debentures.

•	7,866,800 shares of common stock issued upon the conversion of certain convertible promissory notes made in 2003.

This offering is not being underwritten. These securities will be offered for sale by the selling stockholders identified in this prospectus in accordance with the methods and terms described in the section of this prospectus entitled "Plan of Distribution." We will not receive any of the proceeds from the sale of these shares. We will pay all expenses incurred in connection with the offering, except for the brokerage expenses, fees, discounts and commissions, which will all be paid by the selling stockholders. Our common stock is more fully described in the section of this prospectus entitled "Description of Securities."

The prices at which the selling stockholders may sell the shares of common stock that are part of this offering will be determined by the prevailing market price for the shares at the time the shares are sold, a price related to the prevailing market price, at negotiated prices or prices determined, from time to time by the selling stockholders. See "Plan of Distribution."

Our common stock is currently listed on the Pink Sheets under the symbol “CLTH.”  We expect the shares of our common stock will be quoted for trading on the OTCBB.   Until our shares are quoted for trading on the OTCBB, selling stockholders will sell their shares at a fixed price of $0.15, and thereafter at prevailing market prices or in privately negotiated transactions.

As of December 27, 2007, the last closing price of our common stock was $0.55 per share.  Prior to our 100:1 reverse stock split earlier this year, however, our stock price was approximately $0.01.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 2, 2008.

You may rely only on the information contained in this prospectus.  We and the selling stockholders have not authorized anyone to provide information different from that contained in this prospectus.  When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus.  Neither the delivery of this prospectus nor the sale of common stock means that the information contained in this prospectus is correct after the date of this prospectus.  This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer of solicitation is unlawful.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all the information that is important to you or that you should consider before investing in our common stock. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus.

All references to “we,” “us,” “our,” or “our company” in this prospectus refer to CleanTech Biofuels, Inc. and its consolidated direct and indirect subsidiaries. All share amounts assume full conversion of our Series A Convertible Debentures and the conversion of interest through the maturity date of those debentures.

Our Company

Overview

We are a development stage company engaged in the development of “green” technologies in anticipation of building, owning and operating facilities to convert municipal solid waste, which we sometimes refer to as MSW, and other waste into ethanol and other combustible fuels.  We were originally incorporated in 1996 as Long Road Entertainment, Inc. to operate as a holding company for businesses in the theater, motion picture and entertainment industries.  We ceased conducting business by the end of 2005 and were dormant until the fall of 2006, at which time our founder and controlling stockholder decided to pursue the sale of the company.  In furtherance of a possible transaction, we were renamed Alternative Ethanol Technologies, Inc. in January 2007.

On March 27, 2007, we entered into an Agreement and Plan of Merger and Reorganization pursuant to which we agreed to acquire SRS Energy, Inc., a Delaware corporation. The merger agreement contemplated SRS Acquisition Sub, our wholly-owned subsidiary, merging into SRS Energy, with SRS Energy as the surviving corporation. We consummated the merger on May 31, 2007, which resulted in SRS Energy becoming our wholly-owned subsidiary. In connection with the merger, the security holders of SRS Energy surrendered all of the issued and outstanding capital stock of SRS Energy and received in the aggregate and on a fully-diluted basis 40,547,275 shares of our common stock, par value $0.001 per share and Series A Convertible Debentures convertible into up to 11,013,333 shares of our common stock. Our security holders immediately prior to the merger retained in the aggregate and on a fully-diluted, as if converted basis, 10,119,900 shares of our common stock.  On August 2, 2007, we changed our name to CleanTech Biofuels, Inc.  At this time, we do not anticipate engaging in any other reverse merger in the next twelve months.

Our primary non-cash assets are two limited exclusive licenses to technology held by SRS Energy that we are developing.  Our principal focus is to test the commercial viability of these technologies, which we believe when put together, will convert cellulosic feedstocks, including municipal solid waste, into ethanol and other combustible sources of energy.

One of the technologies, which we refer to as the “Eley technology” after its inventor Dr. Michael Eley, involves the use of a rotating pressure vessel or autoclave, to combine heat, pressure and agitation to separate municipal solid waste into its component parts, including cellulosic material.  The cellulosic material is then cleaned in preparation of being used as a feedstock in the production of ethanol.  The other technology, which we refer to as the “Brelsford technology,” is an acid hydrolysis technology that converts cellulosic material into fermentable sugars.  The sugars are then fermented and distilled to produce fuel grade ethanol.

Although not independently tested, the Eley technology has been used by an operator to generate cellulosic material on a commercial scale for the production of paper.  The Brelsford process, however, has only been used in small scale production tests in a unit designed by Brelsford and has not been independently tested on how the process will perform or operate in large scale commercial applications.  Accordingly, we have engaged Merrick & Company, an engineering firm located in Denver, Colorado, to evaluate the commercial viability of the Brelsford technology’s ability to process cellulosic material generated by the Eley process and other sources such as wood waste, switch grass, and corn stover into fermentable sugars.

As part of that testing process, Merrick will construct a pilot plant test unit, which is a small-scale replica of a fully operating plant.  With Merrick’s consultation, we expect to use the pilot plant to test the technologies and demonstrate and prove the Brelsford process, and gather data needed to complete the engineering, design, and construction of a full-scale commercial demonstration plant that implements both the Eley and Brelsford technologies.

As a result of a private placement conducted by SRS Energy in April 2007, we have obtained $1.4 million of funding consisting of $950,000 in cash and $450,000 aggregate principal amount of promissory notes that are secured by $450,000 of certificates of deposit. We anticipate these proceeds will fund the testing and the construction of the pilot plant test unit, and will provide initial working capital to fund our organizational activities.  If, after Merrick completes its testing and validation, we conclude that the technology is commercially viable, we intend to raise additional capital and begin constructing a full-scale commercial demonstration plant that we believe will convert waste to ethanol and other fuels.

Although we expect Merrick’s testing will prove our technology, we have no operating history and may not be capable of engaging in the commercial production of ethanol for a significant period of time, if at all.  We have not earned any revenues to date and expect that our current capital and other existing resources will be sufficient only to fund preliminary testing of our technology and to provide a limited amount of working capital.

Recent Developments

On February 21, 2007, we effected a 100 to 1 reverse stock split, which reduced our issued and outstanding common stock at that time from 75,310,000 shares to 753,100 shares.

On April 16, 2007, SRS Energy completed a private placement of $1.4 million aggregate principal amount of Series A Convertible Debentures.  Interest accrues on the principal amount of the debentures at the rate of six percent per year and the debentures mature on April 16, 2010.  The debentures are not secured by any of our assets.  We assumed the debentures as part of our acquisition of SRS Energy and the debentures are now convertible into up to 11,013,333 shares of our common stock at a fixed conversion rate of $0.15 per share, subject to customary antidilution provisions. SRS Energy received gross proceeds of $950,000 in cash and $450,000 aggregate principal amount of promissory notes secured by certificates of deposit held in escrow in the aggregate amount of $450,000. After deducting transaction costs, the net proceeds from this private placement were approximately $1,300,000.

Under a registration rights agreement entered into in connection with the issuance of the Series A Convertible Debentures, we are required to register the shares issuable upon conversion of the debentures on or before December 23, 2007.  Pursuant to the terms of the debentures, if we do not complete the registration of the shares by December 23, 2007, the debenture holders are entitled to a penalty equal to 1% of the number of shares issuable to them on conversion of the debentures for each month that the registration is delayed.

Pursuant to the merger agreement with SRS Energy, we are also required to register 7,866,800 shares of common stock issued upon the conversion of two convertible promissory notes issued in 2003 by our predecessor, Long Road Entertainment.  The notes evidenced loans plus accrued interest in the aggregate amount of $78,668 to Long Road Entertainment.  The notes were acquired by five accredited investors in April, 2007, and were converted into common stock in full prior to the merger.

Corporate Information

We were organized as a Delaware corporation in 1996.  Our principal executive offices are currently located at 7320 Forsyth, Unit 102, St. Louis, Missouri 63105, and our telephone number is (314) 727-6253.  Our website, which is currently under construction, is www.cleantechbiofuels.net.  Information contained on, or that can be accessed through, our website is not a part of this prospectus.

Offering

Common stock offered by selling stockholders: (1)
• common stockholders	7,866,800 shares
• convertible debenture holders	11,013,333 shares
Common stock to be outstanding after this offering: (1)(2)	64,204,003 shares
Common stock currently outstanding held by non-affiliates:	27,441,490 shares
Use of proceeds	We will not receive any of the proceeds from sales of common stock by the selling stockholders in the offering.
Risk factors	See “Risk Factors” beginning on page 4 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Pink Sheet symbol	“CLTH”
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(1)  Assumes the full conversion of the convertible debentures and includes interest through the applicable maturity date.
(2)  Includes 600,000 shares of restricted stock granted to our directors on August 21, 2007, and assumes the full exercise of our two immediately exercisable and outstanding warrants.

RISK FACTORS

The purchase of our common stock involves investment risks. You should consider the following risks carefully before making a decision to invest in our common stock. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have no operating experience and may not be able to implement our business plan.

As an early stage company, there is no material operating history upon which to evaluate our business and prospects.  We do not expect to commence any significant operations until we receive testing information from Merrick & Company regarding our technologies that we consider favorable. As a result, we will sustain losses without corresponding revenues, which will result in the Company incurring a net operating loss that will increase continuously for the foreseeable future. We cannot provide any assurance that we will be profitable in any given period or at all.

In addition, we currently have only three full-time employees, our Chief Executive Officer, General Counsel and Chief Financial Officer, each of whom spend at least 40 hours a week on our business.  Collectively, they have less experience in operating an alternative energy company compared to many of our competitors.  Moreover, given our newness and the rapid changes in the industry, we face challenges in planning and forecasting accurately. Our lack of expertise and resources may have a negative impact on our ability to implement our strategic plans, which may result in our inability to commence meaningful operations, achieve profitable operations or otherwise succeed in other aspects of our business plan.

We need to obtain significant additional capital to complete the development of our technologies, and the failure to secure additional capital will prevent us from commercializing our technology and executing our plan of operation.

Based on our current proposed plans and assumptions, we estimate we have sufficient cash to operate for the next nine to 12 months.  We estimate that the cost of completing the testing of our technology, constructing a pilot plant unit and performing our other anticipated activities during the testing phase will be $450,000 to $550,000.  Assuming that we deem the test results to be favorable, we intend to continue our technology development effort and construct a full-scale commercial demonstration plant.  Without the test results, we are not able to accurately estimate the costs of a full-scale commercial demonstration plant although our current belief is that the costs would be at least $55 million and up to $90 million.  In any case, the cost will be significant and well in excess of the amount of cash that we currently have available to us. Accordingly, in order to fund the development and construction of a full-scale commercial demonstration plant, we will be required to:

•	obtain additional debt or equity financing,
•	secure significant government grants, and/or
•	enter into a strategic alliance with a larger energy company to provide funding.

The amount of funding needed to complete the development of our technology will be very substantial and may be in excess of the amount of capital we are able to raise.  In addition, we have not identified the sources for the additional financing that we will require, and we do not have commitments from any third parties to provide this financing. Our ability to obtain additional funding will be subject to a number of factors, including market conditions, the results and quality of the testing being conducted by Merrick & Company and investor sentiment. These factors may make the timing, amount, terms and conditions of additional funding unattractive. For these reasons, sufficient funding, whether on terms acceptable to us or not, may not be available. If we are unable to obtain sufficient financing on a timely basis, the development of our technology, facilities and products could be delayed and we could be forced to limit or terminate our operations altogether. Further, any additional funding that we obtain in the form of equity will reduce the percentage ownership held by our existing security holders.

Our Eley technology may have design and engineering issues that may increase the costs of using the technology.

The Eley technology involves the use of a rotating pressure vessel, or autoclave, to combine heat, pressure and agitation to convert MSW into cellulosic material that can then be cleaned to be used to produce ethanol.  Although technologies that involve the separation and processing of MSW using large-scale autoclaves, such as our Eley technology, have not been widely adapted in commercial applications, World Waste Technologies has used the Eley process to generate cellulosic material from MSW for the production of paper.  However, World Waste Technologies initially announced design and engineering issues with its autoclave related to the size of the motors required to operate the autoclave in commercial conditions.  On April 13, 2007, World Waste filed a lawsuit against Bio-Products International, the licensor of the Eley technology, in the Superior Court of the State of California alleging, among other things, breach of contract and negligence with respect to the construction of the autoclaves it purchased from Bio-Products International.  Subsequent to announcing the initial design problems, Dr. Eley redesigned the autoclaves being used by World Waste Technologies by changing the size of the motors that power the process.  Based on the redesign, Dr. Eley and World Waste Technologies have both indicated that they believe that the initial design issues relating to the separation of cellulosic material encountered have been resolved.  In addition, the lawsuit was recently dismissed.

Although we believe the redesigned autoclaves will operate properly on a commercial scale, we may encounter design and engineering problems similar to those encountered by World Waste Technologies and other new problems when we try to implement this technology on a large-scale for ethanol production. Any design, engineering or other issue may cause delays, increase production and development costs and require us to shut down our operation.

Our Brelsford technology is commercially unproven and may not be viable on a full-scale basis.

The Brelsford technology is a two-step process involving acid hydrolysis, which is the conversion of cellulose into sugars, and the fermentation of these sugars into ethanol.  Production of ethanol by fermenting sugars and starches derived from agricultural products such as corn, sugar cane and sugar beets is a mature technology that is widely-used in the production of ethanol.  Fermentation, however, can not be used to produce ethanol from cellulosic material.  In order to convert cellulose into ethanol, the cellulose must first be processed through an acid hydrolysis or enzymatic action to convert it into fermentable sugars.  Neither acid hydrolysis nor enzymatic processes, however, have been proven to be commercially viable for the production of ethanol.

Our Brelsford technology, which uses an acid hydrolysis process, successfully generated fermentable sugars on a small-scale with limited feedstock, but it has not been demonstrated at commercial scale.  In particular, the Brelsford technology has never been attempted under the conditions or at the volumes that will be required to be profitable and we cannot predict all of the difficulties that may arise.  It is possible that the technologies, when used, may require further research, development, design and testing prior to larger-scale commercialization.  Accordingly, we may experience delays and increased production or development costs when attempting to commercialize the technology.  We may also determine that the technology cannot be performed successfully on a commercial basis or will not be profitable.

We may not have sufficient legal protection of our technologies and other proprietary rights, which could result in the loss of some or all of our rights or the use of our intellectual properties by our competitors.

Our success depends substantially on our ability to use the Eley and Brelsford technologies and to keep our licenses in full force, and for our technology licensors to maintain their patents, maintain trade secrecy and not infringe the proprietary rights of third parties.  We cannot be sure that the patents of others will not have an adverse effect on our ability to conduct our business.  We have relied substantially on the patent legal work that was performed for our licensors with respect to these patents, and have not independently verified the validity or any other aspect of the patents or patent applications covering our technology and anticipated products with our own patent counsel. Further, we cannot be sure that others will not independently develop similar or superior technologies, duplicate elements of our technologies or design around them. Even if we are able to obtain or license patent protection for our process or products, there is no guarantee that the coverage of these patents will be sufficiently broad to protect us from competitors or that we will be able to enforce our patents against potential infringers. Patent litigation is expensive, and we may not be able to afford the costs. Third parties could also assert that our process or products infringe patents or other proprietary rights held by them.

It is possible that we may need to acquire other licenses to, or to contest the validity of, issued or pending patents or claims of third parties.  We cannot be sure that any license would be made available to us on acceptable terms, if at all, or that we would prevail in any such contest.  In addition, we could incur substantial costs in defending ourselves in suits brought against us for alleged infringement of another party’s patents or in bringing patent infringement suits against other parties based on our licensed patents.

We also rely on trade secrets, proprietary know-how and technology that we will seek to protect, in part, by confidentiality agreements with our prospective joint venture partners, employees and consultants. We cannot be sure that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

We could lose our exclusive rights to licensed technology.

Bio-Products, Inc. sub-licenses the Eley technology to us pursuant to a license originally granted to Bio-Products by the University of Alabama Huntsville, which gives Bio-Products the exclusive right to use and sub-license the Eley technology.  The university’s rights as the owner and original licensor of the Eley technology under the agreement were acquired by World Waste Technologies, which also licenses the Eley technology from Bio-Products for uses other than the production of ethanol.  As a result, World Waste Technologies is now the licensor of the Eley technology to Bio-Products.  To maintain exclusivity under its license agreement, Bio-Products must make certain payments and fulfill certain obligations.  World Waste Technologies has publicly stated its desire to acquire the rights to use the Eley technology for ethanol production.  Because World Waste Technologies is now the licensor of the Eley technology to

Bio-Products, any breach of or other default under the license agreement by Bio-Products could adversely affect the rights of Bio-Products, and our rights indirectly, to the Eley technology.

Pursuant to our license for the Brelsford technology, we could lose our exclusive rights if we fail to timely make payments required under the license agreement.

We will be dependent on our ability to negotiate favorable feedstock supply and ethanol off-take agreements.

In addition to proving and commercializing our technology, the viability of our business plan will depend on our ability to develop long-term supply relationships with municipalities, municipal waste haulers or operators of material recovery facilities, also known as MRFs, and landfills to provide us with the necessary waste streams on a long-term basis.  We also will depend on these haulers, operators and facilities to take residual waste streams from our plants and to deliver or accept these streams for land filling.  We currently have no such relationships or agreements.  If we are unable to create these relationships and receive supply agreements on terms favorable to us we may not be able to implement our business plan and achieve profitability.

We may not be able to attract and retain management and other personnel we need to succeed.

We currently have only three full-time employees, our Chief Executive Officer, General Counsel and Chief Financial Officer, who each spend at least 40 hours a week on our business.  As a result, our success depends on our ability to recruit senior management and other key technology development, construction and operations employees. We cannot be certain that we will be able to attract, retain and motivate such employees. The inability to hire and retain one or more of these employees could cause delays or prevent us from implementing our business strategy.  The majority of our new hires will be engineers, project managers and operations personnel. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we cannot attract and retain, on acceptable terms, the qualified personnel necessary for the development of our business, we may not be able to commence operations or grow at an acceptable pace.

We will incur increased costs as a result of being a public company.

As an operating public company, we will incur significant legal, accounting and other expenses we did not incur as a private company and our corporate governance and financial reporting activities will become more time-consuming.  The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. For example, as a result of becoming an operating public company, we are required to have independent directors, create board committees and approve and adopt polices regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting. In addition, we will incur significant additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our failure to adequately adhere to the new corporate governance practices or the failure or circumvention of our controls and procedures could seriously harm our business.

Compliance with the new and evolving corporate governance practices will require a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although we have reviewed our disclosure and internal controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system are met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

Our senior management’s lack of experience managing a publicly traded company will divert management’s attention from operations and harm our business.

Our management team has limited experience managing a publicly traded company and complying with federal securities laws, including compliance with recently adopted disclosure requirements on a timely basis. Our management is required to design and implement appropriate programs and policies in response to increased legal, regulatory compliance and reporting requirements, and any failure to do so could lead to the imposition of fines and penalties and harm our business.

Risks Related to our Industry

As a new small company, we will be at a competitive disadvantage to most of our competitors, which include larger, established companies that have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than us.

The alternative energy industry in the United States is highly competitive and continually evolving as participants strive to distinguish themselves and compete in the larger transportation fuel industry. Competition is likely to continue to increase with the emergence and commercialization of new alternative energy technologies. If we are not successful in constructing systems that generate competitively-priced ethanol, we will not be able to compete with other energy technologies.  Moreover, the success of alternative energy generation technologies may cause larger, conventional energy companies with substantial financial resources to enter the alternative energy industry. These companies, due to their greater capital resources and substantial technical expertise, may be better positioned to develop and exploit new technologies. Our inability to respond effectively to our competition could result in our inability to commence meaningful operations, achieve profitable operations or otherwise succeed in other aspects of our business plan.

Our success is dependent on continued high transportation fuel prices.

Prices for fuels, generally, and ethanol, specifically, can vary significantly over time and decreases in price levels could adversely affect our profitability and viability. Most importantly, the price of ethanol is closely related to the price of petroleum fuels. Any lowering of wholesale gasoline prices will likely also lead to lower prices for ethanol and will adversely affect our operating results. We cannot be sure that we will be able to sell ethanol fuels at a price that will recover our full costs.

New ethanol plants under construction or decreases in the demand for ethanol may result in excess U.S. production capacity.

According to the Renewable Fuels Association, domestic ethanol production capacity has increased from 1.9 billion gallons per year at the start of 2001 to an estimated 5.4 billion gallons per year as of the end of 2006.  The Association estimates that, as of the end of 2006, 109 ethanol refineries were in production with 57 facilities beginning construction and eight under expansion, totaling approximately 4.8 billion gallons per year of additional production capacity.  Excess capacity in the ethanol industry would decrease demand for our products and make it less likely that we will generate sufficient cash flows or become profitable.  We also anticipate excess capacity could result in the reduction of the market price of ethanol to a level that is inadequate for us to generate sufficient cash flow in excess of our costs.

Waste processing and energy production is subject to inherent operational accidents and disasters from which we may not be able to recover, especially if we have only one or a very small number of facilities.

Our anticipated operations would be subject to significant interruption if any of our proposed facilities experience a major accident or are damaged by severe weather or other natural disasters. In particular, processing waste and producing ethanol is subject to various inherent operational hazards, such as equipment failures, fires, explosions, abnormal pressures, blowouts, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Currently we do not have any insurance to cover those risks.  We intend to seek various insurance coverage appropriate for our business before we commence significant operations.  The insurance that we plan to obtain, if obtained, may not be adequate to cover fully the potential operational hazards described above.

Alternative technologies could make our business obsolete.

Even if our technology currently proves to be commercially feasible, there is extensive research and development being conducted in cellulosic ethanol production and other alternative energy sources.  Technological developments in any of a large number of competing processes and technologies could make our technology obsolete and we have little ability to manage that risk.

Risks Related to Government Regulation and Subsidization

Federal tax incentives that benefit ethanol producers could expire and other federal and state programs designed to assist ethanol producers may end.

The cost of producing ethanol is made significantly more competitive with regular gasoline by federal tax incentives known as the blenders’ credit, which is currently $0.51 per gallon and is scheduled to expire in 2010. The blenders’ credits may not be renewed in 2010 or may be renewed on terms that are less favorable than they are today. In addition, the blenders’ credits, as well as other federal and state programs benefiting ethanol producers, generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures, and might be the subject of challenges, in whole or in part. The elimination or significant reduction in the blenders’ credit or other programs would decrease the likelihood that we will become profitable and weaken our overall financial position.

Tariffs imposed on imported ethanol could be reduced or eliminated, which would increase competition from foreign producers.

Most ethanol imported into the United States is subject to a $0.54 per gallon tariff that was designed to offset the $0.51 per gallon blender’s credit available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. However, a special exemption from the tariff exists for ethanol imported from 24 countries in Central America and the Caribbean Islands.  Total current ethanol production from these countries is only 7 percent of U.S. production per year, but, imports from the exempted countries may increase as a result of new plants that are now under development. Because production costs for ethanol in these countries are estimated to be significantly less than they are in the United States, the duty-free import of ethanol through the countries exempted from the tariff may reduce the demand for domestic ethanol and the price at which we sell our ethanol.

Further, in May 2006, bills were introduced in both the U.S. House of Representatives and U.S. Senate to repeal the $0.54 per gallon tariff, but they did not pass. The current tariff is scheduled to expire in December 2007. We do not know the extent to which the volume of imports would increase or the effect on U.S. prices for ethanol if the tariff is not renewed beyond its current expiration in December 2007. Any changes in the tariff or exemption from the tariff would likely increase competition from foreign producers, which could decrease the demand for and lower the prices for our products.

Enforcement of energy policy regulations could change.

Energy policy in the United States is evolving rapidly.  Within the past three years, the United States Congress has passed two separate major pieces of legislation addressing energy policy and related regulations and is currently considering a third new piece of legislation addressing energy policy.  We anticipate that energy policy will continue to be a very important legislative priority on a national, state and local level.

Currently, the ethanol industry is supported by several important rules, regulations, and credits at the federal level.  These include the $0.51 blender’s credit, the $0.54 tariff on imported ethanol, restrictions on the use of MTBE as a gasoline additive, and targeted production levels for United States’ ethanol production.  Additionally, many states have adopted separate restrictions on the use of MTBE as a gasoline additive and adopted independent incentives to spur development of alternative energy resources.

As energy policy continues to evolve, the existing rules and regulations that benefit the ethanol industry may change.  For example, certain Senators attempted to amend a provision to the Senate’s Energy bill in 2006 and again in 2007 that would limit the liability of manufacturers of MTBE for damages caused by using it as a gasoline additive.  Such a change would benefit the producers of MTBE to the detriment of the ethanol industry.

It is difficult, if not impossible, to predict changes in energy policy that could occur on a federal, state or local level in the future.  The elimination of or a change in any of the current rules, regulations or credits that support the ethanol industry could create a regulatory environment that prevents us from developing a commercially viable or profitable business.

Costs of compliance may increase with changing environmental and operational safety regulations.

As we pursue our business plan, we will become subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our contemplated facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.

Furthermore, upon implementing our plan, we may become liable for the investigation and cleanup of environmental contamination at any property that we would own or operate and at off-site locations where we may arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under CERCLA, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require expending significant amounts for investigation, cleanup, or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws, or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ethanol production facilities. Present and future environmental laws and regulations applicable to MSW processing and ethanol production, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on the results of our contemplated operations and financial position.

The hazards and risks associated with processing MSW and producing and transporting ethanol (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims or damage to property and third parties. As protection against operating hazards, we intend to maintain insurance coverage against some, but not all, potential losses. We could, however, sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on the results of our contemplated operations and financial position.

Risks related to our Common Stock and Stock Price Fluctuation

Our stock is thinly traded, so you may be unable to sell at or near ask prices or at all.

The shares of our common stock are traded on the Pink Sheets.  We intend to have our common stock quoted for trading on the OTCBB.  Shares of our common stock are thinly-traded, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including:

•	we only recently re-commenced operations;

•	we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume; and
•
stock analysts, stock brokers and institutional investors may be risk-averse and be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable.

As a consequence, our stock price may not reflect an actual or perceived value.  Also, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broader or more active public trading market for our common shares may not develop or if developed, may not be sustained. Due to these conditions, you may not be able to sell your shares at or near ask prices or at all if you need money or otherwise desire to liquidate your shares.

Even if an active trading market should develop, the price of our common stock is likely to be highly volatile and subject to wide fluctuations, and stockholders may be unable to resell at a satisfactory price.

Even if an active trading market develops, the market price for our common stock may be highly volatile and could be subject to wide fluctuations after this offering. We believe that newer alternative energy companies and companies that effect reverse mergers, such as our company, are particularly susceptible to speculative trading that may not be based on the actual performance of the company, which increases the risk of price volatility in a common stock. In addition, the price of the shares of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of market analysts and investors.

Some of the factors that could affect the volatility of our share price include:

•	significant sales of our common stock or other securities in the open market;
•	speculation in the press or investment community;
•	actual or anticipated variations in quarterly operating results;
•	changes in earnings estimates;
•	publication (or lack of publication) of research reports about us;
•	increases in market interest rates, which may increase our cost of capital;
•	changes in applicable laws or regulations, court rulings, and other legal actions;
•	changes in market valuations of similar companies;
•	additions or departures of key personnel;
•	actions by our stockholders; and
•	general market and economic conditions.

Shares of ethanol companies that trade in the public markets may be overvalued.

Recently, a number of ethanol companies have entered the public markets. As a result of the continuing influx of the shares of these companies and the levels at which they trade in comparison to the current earnings of these companies, the volatility of the price of our shares may be greater than in other market segments. Moreover, adverse movement in the market price of shares of other ethanol producers may adversely affect the value of our shares for reasons related or unrelated to our contemplated business. The presence of these competitive share offerings may also make it more difficult for our stockholders to resell their shares in the public markets.

Trading in our common stock is subject to special sales practices and may be difficult to sell.

Our common stock is subject to the Securities and Exchange Commission’s “penny stock” rule, which imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. Penny stocks are generally defined to be an equity security that has a market price of less than $5.00 per share.  For purposes of the rule, the phrase “accredited investors” means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse’s income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of our shareholders in this offering to sell their securities in any market that might develop.

Stockholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include:

•	control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
•	manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
•	“boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;
•	excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
•
the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our common stock.

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

If our stockholders sell substantial amounts of our common stock, or the public market perceives that stockholders might sell substantial amounts of our common stock, the market price of our common stock could decline significantly. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that our management deems appropriate. We currently have outstanding 48,743,680 shares of common stock. We also have outstanding Series A Convertible Debentures convertible into up to 11,013,333 shares of our common stock (including shares issuable for interest due under such Debentures) and two outstanding warrants, each immediately exercisable and representing the right to purchase 1,923,495 shares of our common stock.  An additional 7,000,000 shares of our common stock have been reserved for issuance pursuant to our 2007 Stock Option Plan.

Potential issuance of additional common and preferred stock could dilute existing stockholders.

We are authorized to issue up to 240,000,000 shares of common stock. To the extent of such authorization, our board of directors has the ability, without seeking stockholder approval, to issue additional shares of common stock in the future for such consideration as the board of directors may consider sufficient. We are also authorized to issue up to one million shares of preferred stock, the rights and preferences of which may be designated in series by the board of directors. Such designation of new series of preferred stock may be made without stockholder approval, and could create additional securities which would have dividend and liquidation preferences over the common stock offered hereby. Preferred stockholders could adversely affect the rights of holders of common stock by:

•	exercising voting, redemption and conversion rights to the detriment of the holders of common stock;
•	receiving preferences over the holders of common stock regarding or surplus funds in the event of our dissolution or liquidation;
•	delaying, deferring or preventing a change in control of our company; and
•	discouraging bids for our common stock.

Additionally, our Series A Convertible Debentures and some of our outstanding options and warrants to purchase common stock have anti-dilution protection. This means that if we issue securities for a price less than the price at which these securities are convertible or exercisable for shares of common stock, the securities will become eligible to acquire more shares of common stock at a lower price, which will dilute the ownership of our common stockholders.

Finally, we are a party to registration rights agreements with some of our stockholders. The registration rights agreements provide, among other things, that we register shares of our common stock held by those stockholders within a specified period of time and that we keep the registration statement associated with those shares continuously effective. If we are unable to comply with these provisions of the registration rights agreements, we may be obligated to pay those stockholders liquidated damages in the form of warrants to purchase additional common stock.

In all the situations described above, the issuance of additional common stock in the future will reduce the proportionate ownership and voting power of our current stockholders.

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements, other than statements of historical facts, included herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans, objectives and other future events and circumstances are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “would,” “should” and similar expressions or negative expressions of these terms. Such statements are only predictions and, accordingly, are subject to substantial risks, uncertainties and assumptions.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements. We have included in this prospectus important factors that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. These factors include:

•	the commercial viability of our technologies,
•	our ability to maintain and enforce our exclusive rights to our technologies,
•	our ability to raise additional capital on favorable terms,
•	the demand for and production costs of ethanol,
•	competition from other alternative energy technologies, and
•	the other factors described in the section titled “Risk Factors” in this prospectus.

However, management cannot predict all factors, or combination of factors, that may cause actual results to differ materially from those projected in any forward-looking statements. In addition, unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or developments after the date of this prospectus.

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications as well as our estimates. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our or our affiliates’ behalves, and none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought consent from any of them.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The proceeds from the sale of each selling stockholder’s common stock will belong to that selling stockholder.

MARKET PRICE OF COMMON STOCK
AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the Pink Sheets under the symbol “CLTH.”  The following table sets forth for the periods indicated the high and low bid prices per share of our common stock as quoted by the Pink Sheets:

	Price Range of Common Stock(1)
Fiscal Year	High	Low
Year Ended December 31, 2005
First Quarter	$40.00	$20.00
Second Quarter	$15.00	$10.00
Third Quarter	$39.00	$1.20
Fourth Quarter	$1.80	$0.50

Year Ended December 31, 2006
First Quarter	$0.80	$0.40
Second Quarter	$2.00	$0.70
Third Quarter	$0.80	$0.31
Fourth Quarter	$0.80	$0.30

Year Ending December 2007
First Quarter	$2.00	$0.65
Second Quarter	$1.01	$0.65
Third Quarter	$1.00	$0.15
Fourth Quarter (through December 27)	$0.55	$0.35
_______________
(1)	All periods presented are adjusted for the 100 to 1 reverse stock split that occurred on February 21, 2007.

As of December 27, 2007, the last closing price of our common stock, as quoted by the Pink Sheets, was $0.55 per share. As of December 18, 2007, we had approximately 124 stockholders of record.

We had no equity compensation plans as of the end of the most recently completed fiscal year.  In connection with the merger with SRS Energy, we assumed SRS Energy’s 2007 Stock Option Plan, which was adopted by the SRS Energy Board of Directors on April 16, 2007 and approved by the SRS Energy shareholders on April 16, 2007.  We have 7,000,000 shares of our common stock authorized for issuance under that plan and awarded stock options and restricted stock covering 4,610,000 shares of our common stock to our officers and directors.

DIVIDEND POLICY

We have no material operating history and therefore have had no earnings to distribute to stockholders.  Even though we have recommenced operations, we do not anticipate paying any cash dividends in the foreseeable future. Rather, we currently intend to retain our earnings, if any, and reinvest them in the development of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any existing indebtedness and other factors the board of directors may deem relevant.

REGISTRATION RIGHTS

In connection with our acquisition of SRS Energy, we assumed SRS Energy’s obligations under an Investor Rights Agreement with the purchasers of Series A Debentures. Under our registration rights agreement with these persons, we agreed to use our reasonable best efforts to file with the SEC a registration statement covering the resale of the common stock issuable upon conversion of the Series A Debentures and the common stock held by certain of our stockholders who have “piggyback” registration rights. The Investors Rights Agreement also requires us to use our reasonable best efforts to obtain the effectiveness of the registration statement not later than 210 days after the closing of the purchase of the Series A Debentures, subject to certain exceptions and limitations. If the filing or effectiveness of the registration statement do not occur within the time period specified in the agreement due to our failure to satisfy our obligations, we must pay liquidated damages to the holders in the form of warrants, in lieu of cash, covering the purchase of additional shares of common stock in an aggregate amount equal to 1% of the shares of our common stock issuable upon conversion of the Series A Debentures for each month (pro rated for partial months) that the registration statement has not been filed or declared effective by the SEC until the registration statement is filed or becomes effective. After the registration statement is declared effective, we are obligated to use our reasonable best efforts to maintain the effectiveness of the registration statement for a period of 24 months at our expense.

This prospectus relates to the resale of common stock held by the selling stockholders. Pursuant to our obligations under the above-described registration rights agreement between us and these holders, we filed with the SEC a registration statement on Form SB-2 with respect to the common stock offered by this prospectus.

PLAN OF OPERATION

Management’s discussion and plan of operation

The following discussion of our Plan of Operation should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this registration statement. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “Forward-Looking Statements” and“Risk Factors” and those included elsewhere in this registration statement.

Plan of operation

We only recently acquired SRS Energy as an operating subsidiary.  Our predecessor-in-interest, Long Road Entertainment, Inc. was formed to be a holding company for operating companies engaged in the entertainment industry.  Long Road Entertainment raised a small amount of capital and had limited operations.  In 2005 Long Road Entertainment became dormant and did not engage in any material operating activities until acquiring SRS Energy through the merger of its wholly-owned subsidiary with SRS Energy. Prior to the merger, SRS Energy’s activities consisted primarily of investigating and obtaining licenses to the Eley and Brelsford technologies.

Our plan of operation is focused on the commercialization of our Eley and Brelsford technologies in three phases:  testing, demonstration and commercialization, and replication and rollout.  Over the next 12 months, we expect to complete the testing phase and commence the demonstration and commercialization phase.  Our plan with respect to the testing phase is to:

Testing Phase

•	conduct testing and evaluation with Merrick & Company of our Brelsford technology’s ability to process cellulosic material generated by the Eley process (and other sources) into fermentable sugars;
•	finalize contract and arrangements with Colorado State University or another suitable testing facility for the construction of a pilot plant;
•	build and operate a pilot plant using our Eley and Brelsford technologies;
•	evaluate the performance of the pilot plant and identify required improvements to implement the technologies in a commercial setting; and
•	begin design of a small-scale commercial demonstration plant.

We believe that our anticipated activities during the testing phase will cost between $450,000 and $550,000 and will be completed in six to nine months.  To date we have paid Merrick & Company approximately $54,000 for engineering, design and consulting services.  We have also agreed to pay Purdue University $10,000 to test various yeasts available for fermenting sugar water produced by the Brelsford process into ethanol.  We expect construction costs for the pilot plant, estimated to be between $300,000 and $400,000, to be the principal cost incurred in the testing phase.

After we complete the testing phase, our plan over the remainder of the next 12 months is to commence the following steps of the demonstration and commercialization phase:

Demonstration and Commercialization Phase

•
identify and evaluate sites with advantageous feedstock supplies and transportation logistics in areas that facilitate the prompt granting of development and environmental permits for first small-scale commercial demonstration plant;

•
negotiate co-location rights from the operator of a MRF or landfill for construction of the small-scale commercial demonstration plant in order to realize cost savings from utilizing common infrastructure and operating savings from proximity to feedstock, landfill capacity and transportation;

•	identify and qualify contractors and subcontractors to construct a small-scale commercial demonstration plant;
•	negotiate feedstock supply and product off-take contracts;
•	secure funding for the construction of the small-scale demonstration plant; and
•	begin permitting and pre-construction activities for a small-scale commercial demonstration plant.

The principal cost of the demonstration and commercialization phase will be the construction costs of the commercial demonstration plant.  We are currently developing the design for this plant.  Our estimate of the costs for the commercial demonstration plant is in the range of $55.0 million to $90.0 million.   When we complete the final design of this plant, we will have a better understanding of the expected plant costs, but we expect the cost to be substantially more than our current capital.  We do not expect to begin construction of the commercial demonstration plant within the next twelve months.  We anticipate completing the demonstration and commercialization phase over the next 24 to 30 months.

We intend to commence the replication and rollout phase of our plan of operation if and when we successfully operate the commercial demonstration plant.  Prior to commencing this third phase of our plan of operation, we will require a significant amount of capital.

As a result of the limited operating history of our company and SRS Energy, prior years’ financial statements provide little information and virtually no guidance as to our future performance.  Moreover, we do not anticipate generating any revenue for the foreseeable future.  In order to finance our business beyond the testing phase, we will be required to raise additional capital.  Management plans to secure additional funds through government grants, project financings and through future sales of the Company’s common stock, preferred stock or debentures, until such time as the Company’s revenues are sufficient to meet its cost structure, and ultimately achieve profitable operations. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.  We may not be able to secure financing on favorable terms, or at all.  If we are unable to obtain acceptable financing on a timely basis, our business will likely fail and our common stock may become worthless.

Critical Accounting Estimates

The following are deemed to be the most significant accounting estimates affecting us and our results of operations:

Research and Development Costs

Research and development expenditures, including payments to collaborative research partners and research and development costs (which are comprised of costs incurred in performing research and development activities including wages and associated employee benefits, facilities and overhead costs) are expensed as incurred.

Intellectual Property

Intellectual property, consisting of our licensed patents and other proprietary technology, are stated at cost and amortized on a straight-line basis over their economic estimated useful life. Costs and expenses incurred in creating intellectual property are expensed as incurred. The cost of purchased intellectual property is capitalized.

Results of Operations

For accounting purposes, we treated our acquisition of SRS Energy as a recapitalization of our company.  As a result, we treat the historical financial information of SRS Energy as our historical financial information. Prior to the merger, SRS Energy did not pay salary to Ed Hennessey or any other persons.  All of the indebtedness of SRS Energy outstanding at the time of the merger from its operations was paid from the closing proceeds of the sale of the Series A Convertible Debentures.

The following table sets forth the amounts of expenses and percentages of total expenses represented by certain items reflected in our consolidated statements of operations for the nine month period ended September 30, 2007, and for the year ended December 31, 2006:

	Nine months ended September 30, 2007		Year Ended December 31, 2006

Costs and expenses:
General and administrative	$408,986	61.1%	$16,496	21.3%
Professional fees	218,995	32.7%	47,078	60.7%
Research and development	41,533	6.2%	14,000	18.0%
	669,514		77,574

Other expense (income):
Interest	42,563		2,439
Amortization of technology license	16,250		-
Deposit forfeiture	-		(25,000)
Interest income	(14,058)		-

Net loss applicable to common stockholders	$714,269		$55,013

Nine months ended September 30, 2007 compared to the year ended December 31, 2006

Costs and expenses:
General and administrative– The increase in 2007 is due primarily to marketing expenses, recording the fair value of the RAM warrant settlement and salary paid to our Chief Executive Officer commencing in April 2007.

Professional fees – The increase in 2007 is due to increased costs incurred for legal, consulting and accounting fees related to the private placement of the Series A Convertible Debentures, the reverse merger and an increase in general business activities.

Research and development– The increase in 2007 is due to payments made to Merrick & Company as commencement of our testing phase began during the third quarter 2007. The expense in 2006 was paid to Merrick & Company for costs associated with initial consultation regarding entering into an agreement to use Merrick & Company to test, evaluate, design and construct a pilot scale system of our technologies.

Other expense (income):
Interest – The increase in interest expense in 2007 is due to the issuance in April 2007 of the Series A Convertible Debentures, which accrue interest at 6.0% per annum. Interest on the debentures in 2007 is approximately $39,000.

Amortization of technology license– As the testing phase began during the third quarter 2007, we have begun to amortize the technology license fees previously capitalized.

Deposit forfeiture– The forfeiture was a nonrefundable deposit in the amount of $25,000 paid to us with respect to our negotiation of a potential transaction.  After the negotiation period lapsed, we retained the deposit.

Interest income– The income in 2007 is primarily interest on $450,000 of promissory notes issued to us as part of the consideration for the issuance of the Series A Convertible Debentures.

Liquidity and Capital Resources

As a development-stage company, we have no revenues and will be required to raise additional capital in order to execute our business plan and commercialize our products.

On April 16, 2007, we completed a $1.4 million private placement of Series A Convertible Debentures to a group of accredited investors with each debenture being convertible into shares of our common stock at a conversion ratio of $0.15 per share.  The proceeds from the private placement consisted of $950,000 in cash and $450,000 aggregate principal amount of short-term promissory notes having a maturity date of April 16, 2008 and bearing interest at a per annum rate of 6.0%.  The promissory notes are secured by $450,000 of certificates of deposit held in an escrow account for our benefit.

We expect the amount of our current cash will be sufficient to fund the first nine to 12 months of our plan of operation, which would include the testing phase that we anticipate will last approximately six to nine months, and the first three to six months of our demonstration and commercialization phase.  Thereafter, we anticipate requiring additional capital to complete the demonstration and commercialization phase of our plan of operation.  These costs will be substantially greater than the amount of funds we currently have available.  We currently expect attempting to obtain additional financing through government grants, the sale of additional equity and possibly through strategic alliances with larger energy companies. However, we may not be successful in securing additional capital. Further, even assuming that we secure additional funds, we may never achieve profitability or positive cash flow. If we are not able to timely and successfully raise additional capital and/or achieve profitability or positive cash flow, we will not have sufficient capital resources to implement our business plan.

Contractual Obligations and Commitments

Currently we have the following three contractual obligations that will require us to make payments as set forth below over the next 12 months:

Merrick & Company.  We have entered into an engagement agreement with Merrick & Company to develop a complete project management plan for the pilot development plan.  To date, we have paid approximately $54,000 for engineering, design and consulting services.  After completing the project management plan, we intend to engage Merrick & Company to construct, test, and evaluate the pilot development testing vessel.  As part of the testing and evaluation, Merrick & Company will design and then provide construction observation of the pilot scale system in conjunction with Colorado State University or another suitable third party testing facility.  The system will employ the Brelsford technology to demonstrate the efficacy of the process.  Our engagement calls for further payments to Merrick & Company on an as billed basis as they proceed with the engineering review and testing of our technology.  We anticipate that the total payments to Merrick & Company under the engagement agreement will be at least $400,000.

Five Sigma Ltd.  We have paid a $200,000 retainer to Five Sigma Ltd to assist us in developing appropriate plans and materials for presenting the Company and our business plan, strategy and personnel to the financial community, establishing the image of the Company in the financial community and creating the foundation for subsequent financial public relations.  This agreement provides for monthly payments by the Company in the amount of $16,666.66 plus any expenses incurred by Five Sigma Ltd.  Either Five Sigma Ltd. or the Company can cancel this agreement at any time on three business days’ notice.  Upon cancellation Five Sigma is required to return any unused portion of the retainer to the Company.

Lease.  We entered into a lease on October 16, 2007 to rent approximately 1,800 square feet of office space located at 7386 Pershing Ave., in St. Louis, Missouri for a term of three years.  Our monthly rent under the lease is $1,800 plus the cost of utilities.  The landlord for the space is currently completing the repairs and upgrades before we take possession of the office, which we expect to be in early January 2008.

Off-Balance Sheet Arrangements

We have not entered into any transaction, agreement or other contractual arrangement with an unconsolidated entity under which we have:

•	a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit;
•	liquidity or market risk support to such entity for such assets;
•	an obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or
•
an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, us where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging, or research and development services with us.

BUSINESS

Company Overview

We are a development stage company that intends to:

•	complete the research and development of our two licensed technologies, which we believe when combined can convert municipal solid waste into ethanol; and
•	explore, develop and/or license additional technologies for processing waste into energy products as opportunities to do so present themselves.

Our two licensed technologies are:

•
the “Eley” technology, named after its inventor, Dr. Michael Eley, which was originally owned by Bio-Products International, Inc. and converts municipal solid waste, also known as MSW, into cellulosic material while simultaneously segregating and eliminating any inorganic materials in the solid waste; and

•
the “Brelsford” technology, developed by Brelsford Engineering, Inc., that employs an acid hydrolysis process to convert cellulosic material into fermentable sugars, which can then be fermented into ethanol.

We were originally incorporated in 1996 as Long Road Entertainment, Inc., and were formed to operate as a holding company for businesses in the theater, motion picture and entertainment industries. We ceased conducting that business in 2005 and were dormant until the fall of 2006, at which time our founder and then controlling stockholder decided to pursue the sale of the company.  In anticipation of that sale, we changed our name to Alternative Ethanol Technologies, Inc.

On March 27, 2007, we entered into an Agreement and Plan of Merger and Reorganization in which we agreed to acquire SRS Energy, Inc., a Delaware corporation that is the holder of the Eley and Brelsford technology licenses. Pursuant to the merger agreement, SRS Acquisition Sub, our wholly-owned subsidiary, merged into SRS Energy with SRS Energy as the surviving corporation. We consummated the merger on May 31, 2007 resulting in SRS Energy becoming our wholly-owned subsidiary. Today, SRS Energy is our principal operating company.

SRS Energy was formed as a wholly-owned subsidiary of Supercritical Recovery Systems, Inc., a Delaware corporation, in July 2004.  At that time, Supercritical Recovery Systems was a licensee of various technologies for the processing of waste materials into usable products.  While investigating different technologies, Supercritical Recovery Systems was introduced to the Eley and Brelsford technologies and secured licenses to the technologies in SRS Energy. Prior to our acquisition of SRS Energy, Supercritical Recovery Systems distributed approximately 80% of its ownership of SRS Energy to the stockholders of Supercritical Recovery Systems.  Since our acquisition of SRS Energy, Supercritical Recovery Systems has ceased its business activities with respect to licensing other technologies.

The license to the Eley technology grants SRS Energy limited exclusive rights to use the technology to process municipal solid waste and convert the cellulosic component of that waste to a homogenous feedstock to produce ethanol in the United States, subject to the right of Bio-Products to request five sites to construct solid waste to ethanol plants in the United States.  SRS Energy’s license to the Brelsford technology is limited to the production of fuel grade ethanol in the United States.  The license is exclusive with regard to the conversion of MSW to cellulosis biomass for the production of ethanol.  We do not have exclusive rights to the other aspects of the Brelsford technology.  By coupling these technologies, we believe we may have the ability to extract biomass from curbside solid waste (among other potential sources of cellulosic material) and convert it into fuel grade ethanol.

We have no operating history as a producer of ethanol and have not constructed any ethanol plants to date. We have not earned any revenues to date and expect that our current capital and other existing resources will be sufficient only to complete the testing of our technologies and to provide a limited amount of working capital.  We will require substantial additional capital to implement our business plan and we may be unable to obtain the capital required to build any commercial plants.

Industry Overview

General

Ethanol, today, is produced mostly from sugars or starches, obtained from fruits and grains.  Production in the United States ethanol industry is currently dominated by corn distillation. According to the Renewable Fuels Association, domestic ethanol production increased from 1.3 billion gallons per year in 1997 to 5.4 billion gallons per year as of December 2006.  The top 12 producers accounted for approximately 47 percent of the industry’s total estimated production capacity. More than 50 smaller producers and farmer-owned cooperatives, most with production of 50 million gallons per year or less, generate the remaining production.

Corn Ethanol

Although the ethanol industry continues to explore production technologies employing various feedstock, corn-based production technologies are the predominant methods used by ethanol producers today and are likely to remain dominant for the near future. Consequently, most U.S. ethanol is, and we expect will be for the foreseeable future, produced in the Midwest, where corn is abundant.  At the current cost of $3.00 per bushel for corn, raw material cost represents about 60 percent of the cost of production of ethanol, which means corn ethanol producers are susceptible to fluctuating corn costs.  In fact, the rapid growth in demand for corn for ethanol production is creating intensifying competition with the demand for corn as a food source, which will likely result in higher future corn prices that in turn may increase the cost of ethanol produced from corn.

In addition, corn ethanol faces distribution issues.  More than half of the total U.S. ethanol production is consumed in the east-coast and west-coast markets, primarily as a result of the stricter air quality requirements in large parts of those markets. The movement of ethanol via pipeline is limited as a result of the tendency of ethanol to absorb water and other impurities found in the pipelines, logistical limitations of existing pipelines and limited volumes of ethanol that need to be transported. As a result, the primary means of transporting ethanol from the Midwest to the coasts is by rail transportation, at additional cost.  Consequently, ethanol today is sold primarily in the marketplace in which it is produced.  Since most corn is grown in the Midwest, most ethanol plants in the United States are also located in the Midwest, but many of the largest cities, where energy consumption is the greatest, are great distances from existing ethanol plants.

Cellulosic Ethanol

Cellulosic ethanol is obtained from cellulose.  Cellulose is plentiful as it is present in every plant, straw, grass and wood, as well as being abundant in solid waste and other waste.  Moreover, since cellulose is the main components of plants, the whole plant, rather than just the fruits and grains, can be harvested.  In fact, a joint study by the United States Departments of Agriculture and Energy recently concluded that the United States land resources could produce a sustainable supply of biomass sufficient to displace 30 percent of the country’s current gasoline consumption.  Most of these "bio-mass" products are currently discarded.  Since cellulose cannot be digested by humans, the production of cellulose does not compete with the production of food. The price per ton of the raw material is thus much cheaper than fruits or grains and in the case of municipal solid waste, processors such as our company may be paid to take the material.  We believe that because of the size of the untapped biomass resource, for example, agricultural, forestry and municipal wastes, the cost of cellulosic material as a feedstock to ethanol producers will be less than the cost of corn.

In June 2006, a United States Senate hearing determined that the cost of producing cellulosic ethanol is $2.25 per gallon. This was primarily due to the current poor conversion efficiency.  The Department of Energy has stated, however, that it is optimistic that new technologies will improve efficiencies in the manufacturing of cellulosic ethanol.  Based on this optimism, the Department of Energy has requested a doubling of research funding. The same Senate hearing was told that the research target was to reduce the cost of production to $1.07 per gallon by 2012.

The ability to take advantage of the potential biomass feedstock resource will depend, however, on further progress in developing and commercializing technologies to cost-effectively process cellulosic materials.  A number of cellulosic-based technologies are currently in various stages of development and commercialization.  We believe the most promising technologies are:

•	acid hydrolysis of cellulosic materials followed by fermentation of the resulting sugars, which is the technology we plan to employ;
•	Enzymatic processing of cellulose into fermentable sugars; and
•	gasification followed by either catalytic or fermentation transformation of the synthesis gas into fuel.

Acid Hydrolysis

It has been known for over 100 years that acids act as catalyst to convert, or hydrolyze, cellulose and hemicellulose into simple sugars such as hexose and pentose sugars.  The chemistry for hexose and pentose is C6 and C5, respectively.  Traditional acid hydrolysis occurs in two stages to accommodate the differences between hemicellulose and cellulose. The first stage can be operated under milder conditions, which maximizes yield from more readily hydrolyzed hemicellulose. The second stage is optimized for hydrolysis of the more resistant cellulose fraction and traditionally requires high temperatures and acid concentration to operate efficiently.  At each stage, sugar water is recovered and fermented and distilled to alcohol. Residual cellulose and lignin left over in the solids from the hydrolysis reactors can serve as boiler fuel but cannot be used to produce ethanol.  Until recently, however, acid hydrolysis-based technologies were too expensive to compete with low-cost production methods of petroleum-based products.  We believe, however, that our Breslford technology utilizes an efficient acid hydrolysis process that will enable us to be cost competitive.

Enzymatic Conversion

Enzymatic conversion of cellulose to ethanol faces a number of near-term technical challenges, but offers considerable longer-term promise as a low-cost approach.  Enzymatic processes break down cellulose chains into glucose molecules by cellulosic enzymes.  This reaction occurs naturally at body temperature in the stomach of ruminants, such as cows and sheep, where the enzymes are produced by bacteria. The laboratory processes being developed use several enzymes at various stages to replicate this biologic process. Using a similar enzymatic system, cellulosic materials can be enzymatically hydrolyzed (at a relatively mild temperature and acid level), thus enabling effective cellulose breakdown without the formation of byproducts that would otherwise inhibit enzyme activity.

Gasification

Gasification of cellulosic materials is also a technology undergoing rapid improvement and may present serious near- to mid-term competition to ethanol production that is based on acid hydrolysis.  The gasification process does not rely on chemical decomposition of the cellulose chain. Instead of breaking the cellulose into sugar molecules, the carbon in the raw material is converted into synthesis gas, using what amounts to partial combustion. The carbon monoxide, carbon dioxide and hydrogen may then be fed into a special kind of fermenter. Instead of yeast, which operates on sugar, this process uses microorganisms in the Clostridium genus. These microorganisms ingest carbon monoxide, carbon dioxide and hydrogen and produce ethanol and water. The process can thus be broken into three steps:

•	Gasification — Complex carbon based molecules are broken apart to access the carbon as carbon monoxide, carbon dioxide and hydrogen are produced;
•	Fermentation — Convert the carbon monoxide, carbon dioxide and hydrogen into ethanol using the microorganisms; and
•	Distillation — Ethanol is separated from water.

Alternatively, the synthesis gas from gasification may be fed to a catalytic reactor where the synthesis gas is used to produce ethanol and other higher alcohols as well.

Government Policies

National, state, and local governmental policies has, and we believe will continue to play, a critical role in the development of the ethanol industry.

Clean Air Oxygen Standards

The federal Clean Air Act requires that “ozone non-attainment areas”, which are the regions of the country with the worst smog, use reformulated gasoline, also referred to as RFG.  Today almost one-third of U.S. gasoline is RFG.  Methyl tertiary butyl ether, referred to as MTBE, and ethanol have been the two most commonly used substances to add oxygen to gasoline to meet the RFG requirements.

Phase out of MTBE

Because MTBE is a possible human carcinogen, it is being phased out in many states.  If MTBE were to be banned completely, it could create a huge boost in demand for ethanol, especially if the oxygen standard for reformulated gasoline remains in place.

Renewable Fuels Standard

The Energy Policy Act of 2005 sets a nationwide renewable fuels standard that required almost a doubling of the use of ethanol by 2012.  This legislation effectively sets a low floor under the use of ethanol and biodiesel, because the market is already well above the mandated minimums.  In addition, in order to encourage the use of cellulosic ethanol, the legislation credits every gallon of cellulose-derived ethanol with the equivalent to 2.5 gallons of other renewable fuel.

Tax Incentives

Currently, two types of federal tax incentives apply to biomass-derived ethanol that is sold as fuel: (1) a partial excise tax exemption, and (2) income tax credits.  Ethanol blends of 10 percent or more qualify for a $0.053 per gallon exemption, with proportionally lower amounts applying to lower ethanol/gasoline blends.  In effect, this exemption structure provides a $0.53 per gallon of ethanol exemption from excise taxes.

Tariff Protection

The government currently levies a tariff of $0.54 per gallon on imported fuel ethanol.  This tariff is justified as a measure to offset the effect of the excise tax exemption, but its effect is to give significant protection to domestic producers from low cost foreign sources such as Brazil.  Fuel ethanol imported from Jamaica, Trinidad, El Salvador, Costa Rica and certain other Caribbean nations, however, is not subject to tariff and therefore gives these smaller countries preferential access to the U.S. market.

Our technologies

We believe we can convert municipal solid waste into cellulosic material using our Eley technology, and then use our Breslford technology to process that cellulosic material into fermentable sugars using an acid hydrolysis method and ferment the sugars into ethanol.

Eley technology

Municipal solid waste contains valuable resources if they can be recovered economically.  Waste haulers often bring unsorted waste by truck to materials recovery facilities, also known as MRFs, for sorting and removal of selected materials prior to disposal in sanitary landfills.  To date, however, the amounts of materials recovered are relatively small, typically on the order of 20 percent of the total volume of waste.

The Eley technology we plan to use was developed by Dr. Michael Eley at the University of Alabama, Huntsville.  The University of Alabama, Huntsville granted an exclusive world-wide license to Bio-Products International, Inc., a company controlled by Dr. Eley.  Bio-Products licensed us the exclusive right to use this technology for the production of ethanol in the United States.  Bio-Products also licensed the technology to World Waste Technologies for use in the production of paper, but not ethanol.

The Eley process separates curbside municipal solid waste into organic and inorganic materials using a patented and proprietary process, referred to as pressurized steam classification, which involves a unique combination of steam, pressure and agitation.  The separation is accomplished by placing waste material in a rotating pressure vessel, or autoclave.  In the autoclave, the material is heated to several hundred degrees, which  sterilizes the waste material, while the pressure and agitation cause a pulping action. This combination is designed to result in a large volume reduction, yielding the following two sterilized resource streams for further manufacturing of new products:

•	Cellulosic biomass, a decontaminated, homogeneous feedstock that we expect will represent approximately 55 to 60 percent of the MSW and will be suitable for conversion to ethanol or other uses.
•
Separated recyclables (steel cans and other ferrous materials, aluminum cans, plastics, and glass), which we expect will represent about 25 percent of the MSW input and are sorted and can be sold to recyclers.

The process also creates residual waste (fines, rocks, soil, textiles and non- recyclable fractions), which we expect will represent the remaining 15 to 20 percent of the MSW input.  We will not be able to recover any value in this residual waste.  We will be required to deliver this waste to landfills, thereby reducing the tipping fees we are paid.

Although the Eley technology has not been independently tested, World Waste Technologies has used the Eley process to generate cellulosic material from MSW for the production of paper.  In addition to having been used on a commercial scale, we believe that the Eley process represents a significant improvement over other autoclave technologies currently in use because of:

•	the relationship between agitation of the waste material, moisture, and the temperature and pressure of steam in the vessel;
•
the method of introduction of steam into the autoclave vessel, the pressure range, along with the method of full depressurization, and treatment of the steam being vented from the process to prevent air pollution;

•	the method of mixing the heat and steam with the waste uniformly throughout the vessel; and,
•	the direct and critical correlation between the length and diameter of the vessel, internal flighting and the total tonnage of waste to be processed for proper mixing and product yield.

In 2007, World Waste Technologies purchased the patent for the Eley technology and the license agreement between the University of Alabama, Huntsville and Bio-Products from the University of Alabama, Huntsville subject to a preexisting exclusive license granted by the University to Bio-Products and the sub-license granted to us by Bio-Products.

Initially, World Waste Technologies announced design and engineering issues with the technology that related to the size of motors required to operate the vessels in commercial conditions.  We believe, however, that certain redesign efforts have resolved these issues by increasing the size of motors used to run the process.

Under our sublicense agreement with Bio-Products, we will be required to begin paying a monthly fee for technical services sixty days after we obtain funding to construct a full-scale plant. We are also required to pay royalties based on the tons of waste processed utilizing the technology as well as royalties based on the sales price of ethanol produced from the products of the Eley process.  The license extends until the expiration date of the last patent issued to the patent owner covering the technology, which is expected to occur on October 23, 2021.

Under its license, Bio-Products is required to continue to make certain payments to World Waste Technologies to maintain exclusive rights to the technology.  Our license agreement provides that if for any reason Bio-Products loses its exclusive rights to the process, we are entitled to use the Eley technology at no cost.

Nevertheless, if Bio-Products loses its exclusive rights, we anticipate that World Waste Technologies will attempt to use the process to produce ethanol and other fuel products, thereby becoming one of our competitors.  World Waste Technologies has publicly stated its intention to try to extend its license with Bio-Products to include the right to use the Bio-Products process in the production of ethanol.  World Waste Technologies has a substantial amount of capital that it could use to develop this business.  Based upon their public statements, World Waste Technologies is attempting to develop a gasification process to produce biofuels, but we do not have enough information to understand the viability of the technology they are developing.

World Waste Technologies filed suit against Bio-Products alleging it breached certain representations and warranties to World Waste Technologies in its license agreement for the production of paper granted by Bio-Products.  This suit has subsequently been dismissed and to our knowledge has not been refiled.

Brelsford technology

Currently, the primary feedstocks for the existing ethanol industry are the sugars and starches found in plants, such as corn.  Sugars and starch comprise only a small part of a plant.  Most of the rest of a plant is cellulose.  Moreover, cellulose is widely available and highly concentrated in waste that we pay to dispose of, such as municipal solid waste, green waste, saw dust and agricultural waste, which we sometimes refer to generally as biomass waste.  The underutilization of biomass waste has driven decades of research into ethanol production from cellulose.  Recent increases in the costs of fuels have caused the research to intensify in the past several years.

Nevertheless, several obstacles continue to prevent wide-spread commercialization of the process, including:

•	difficulties accelerating the hydrolysis reaction that breaks down cellulose fibers without consuming so much energy, which produces heat, that the process becomes uneconomical;
•	the high level of the acid concentration needed to hydrolyze cellulose; and
•	the disposal of the lignin byproduct.

We believe that the Brelsford process differs from currently used technology in a few key respects.  First, the process uses a low pressure, high temperature oil to provide heat to drive the hydrolysis reaction rather than the high temperature steam used in other hydrolysis processes.  This results in lower energy requirements for the Brelsford process.  Second, the Brelsford process recovers heat and acid used in the first stage of its hydrolysis and reuses them in the second stage.  Recycling heat and acid, further reduces the energy requirements to run the process and lowers raw material costs.

The Brelsford technology is comprised of two double-tube heat-exchanger plug-flow-reactor systems, which are assembled in-series.  It incorporates a three-step process that we believe is a cost-effective acid hydrolysis process.  First, the process separates cellulosic feedstock, such as the cellulosic material generated by the Eley technology, into two main components: (1) cellulose and hemicellulose, which can be converted into sugars, and (2) lignin, which is the glue that holds the cellulosic building blocks together and is not dissolved in the process.  Second, acid is introduced into the mixture, which breaks down the chemical bonds in the cellulose and hemicellulose and converts them primarily into hexose and pentose sugars and glucose, which are then fermented by yeast.  Third, the fermented liquids are purified into ethanol and other useful end-products, and unhydrolyzed lignin residues, which cannot be used to make ethanol.

According to a review of the technology conducted by the National Institute of Science and Technology (NIST – Final Technical Evaluation Report No. 457), the “Brelsford process has a potential for achieving considerable economic savings in: (1) acid composition, (2) heat-energy supplied for cellulose hydrolysis and (3) process-energy for fuel ethanol production.  These process and economic savings are likely to be partially off-set, by no more than one percent loss in total sugars yield.”  We estimate the net effect may lead to a reduction in total capital and operating costs of roughly 30 percent compared to any other acid hydrolysis process of which we are aware.

The Brelsford technology may be suitable for processing a wide range of cellulosic materials such as soft and hardwood mill wastes, crop residues such as corn stover and wheat straw, as well as cellulosic residue from MSW.

Proving our technologies

We have engaged Merrick & Company, an engineering firm located in Denver, Colorado, to evaluate our Brelsford technology.  In particular, Merrick & Company is evaluating the thermo chemical reaction conditions of the Brelsford technology that is at the heart of our waste-to-ethanol process, using feedstock generated by the Eley technology.  We will also test whether other cellulosic materials such as switch grass, corn stover and wood waste may be used as the feedstock for that process.  As part of the testing and evaluation, Merrick & Company will design and build a pilot plant in conjunction with Colorado State University (or another suitable facility) that will utilize the Brelsford technology to demonstrate the operation of the process.  The primary purpose of the pilot plant is to determine whether the Brelsford technology has the potential to produce ethanol at commercially viable costs and, if so, to obtain sufficient design basis information to commence designing a commercial plant using the technology.  Determining whether our technology is commercially viable for cellulosic ethanol production requires understanding two elements of costs, the operating costs to process waste to ethanol and the construction costs to build an operating plant.  We anticipate developing a better understanding of both of these elements of costs as we work with Merrick & Company.

Our present engagement of Merrick does not provide for testing the Eley technology. We believe, however, that the deployment of the Eley technology on a commercial basis by World Waste Technologies demonstrates that the Eley technology can be commercialized.  While World Waste Technologies initially encountered design problems with its plant, we believe many of the problems relate to the production of paper using the Eley technology (the purpose for which World Waste Technologies licensed the Eley technology) and we believe will not be implicated in the ethanol production process.  Additionally, Dr. Eley subsequently implemented design changes to his rotating pressure vessel that he and World Waste Technologies have indicated resolved the initial problems encountered with respect to the use of Eley technology to separate cellulosic material from municipal waste.

In June 2006, a U.S. Senate hearing was told that the current cost of producing cellulosic ethanol is $2.25 per gallon based on known technology then in use.  The same Senate hearing was told that the research target was to reduce the cost of production to $1.07 per gallon by 2012 in order for ethanol to be competitive with other fuels.  Currently, the average cost for producing ethanol from corn, currently the most prevalent feedstock, is $1.65 per gallon.

Based on our current assumptions concerning the future price of fuel ethanol, if our testing indicates that our cost of producing ethanol from MSW after taking into account projected operating costs and construction costs is equal to or less than $1.65 per gallon, we expect that we will consider our technology to be commercially viable.  If our testing and evaluation indicates that the cost of producing ethanol using our technologies is in excess of $1.65 per gallon, we intend to evaluate the results of the testing, current and expected market conditions in the transportation fuels industry, and any potential improvements or modifications to our technology that may be proposed.  If after evaluating these factors, we determine that the technologies are not usable on a commercial scale, we may elect cease the development of the technologies at that time or proceed on a basis different than our current business plan.  There can be no assurances that the price of fuel ethanol will be maintained at levels that make our technology economically viable, regardless of the costs of production.

Principal Products or Services and their Markets

We are in the process of having Merrick & Company test the Brelsford technology using biomass from the Eley process, among other feedstocks.  If we determine these technologies are mutually reinforcing technologies and are commercially viable, and we are able to raise a significant amount of additional capital, we may be in a position to build and operate waste-to-ethanol plants and enter into long-term contracts with municipalities, solid waste haulers, and operators of landfills and materials recovery facilities to process a large portion of their waste stream into recyclable materials and cellulosic material.  We believe we could then be in a position to convert the cellulosic component of the MSW into ethanol and sell the ethanol in selected markets.  Although not currently our focus, our technologies may be able to produce ethanol from other sources of cellulosic material (e.g. wood waste, corn stover, and switchgrass, among others) if the material can be acquired on sufficiently favorable terms and the Brelsford technology proves to be commercially viable for processing other forms of waste into ethanol.

Ethanol

We expect the primary product we will sell will be fuel-grade ethanol.  Ethanol is ethyl alcohol (200-proof grain alcohol).  When it is denatured with 5 percent gasoline, fuel-grade ethanol created that can be used to enhance gasoline performance and reduce exhaust emissions as well as used directly as a gasoline alternative.

The U.S. market for ethanol is currently experiencing a surge in demand, having grown from 4.0 billon gallons in 2005 to 5.3 billon gallons in 2006.  We believe this demand is being driven by a number of factors including using ethanol as an oxygenate and a replacement for methyl tertiary butyl ether, or MTBE, as a clean air additive, as an extender of fuel supplies, and as an alternative to gasoline.  We believe that the ethanol market will continue to grow as a result of the following factors.

Continuing High Petroleum Prices

Demand for petroleum products has been growing faster than supply, which has been constrained by declining oil reserves and shortages of refining capacity.  Fundamentally, the wholesale rack price of fuel-grade ethanol as a fuel alternative is driven by the price of gasoline, and as long as gasoline prices remain high, we expect the demand for ethanol will be strong.

Expanding Infrastructure to use Ethanol as a Gasoline Alternative

Ethanol can be blended with small amounts of gasoline in an 85-15 percent mix, referred to as E85, and used as an alternative to gasoline.  Vehicles must be specially equipped to use E85 and there must be adequate service stations with the capacity to dispense E85.  Currently about 6 million U.S. vehicles are so equipped, but less than one thousand service stations offer E85.  Many initiatives are currently being considered to dramatically increase the number of service stations offering E85 and this may increase the usage of E85 as long as it remains price competitive with gasoline.

Government Regulations

Historically, producers and blenders had a choice of fuel additives to increase the oxygen content of fuels. MTBE, a petroleum-based additive, was the most popular additive, accounting for up to 75% of the fuel oxygenate market. However, in the United States, ethanol is replacing MTBE as a common fuel additive. While both increase octane and reduce air pollution, MTBE is a presumed carcinogen that contaminates ground water. It has already been banned in California, New York, Illinois and 16 other states. Major oil companies have voluntarily abandoned MTBE and it is scheduled to be phased out completely under the Energy Policy Act. As MTBE is phased out, we expect demand for ethanol as a fuel additive and fuel extender to rise. A blend of 5.5% or more of ethanol, which does not contaminate ground water like MTBE, effectively complies with U.S. Environmental Protection Agency requirements for reformulated gasoline, which is mandated in most urban areas. At this time, we are unaware of any economically feasible substitutes for MTBE other than ethanol.  Regional demand is also being created by the requirement to use reformulated gasoline in non-attainment areas under the federal Clean Air Act.  In addition, the federal Energy Policy Act of 2005 sets a minimum use (with certain safeguards) of ethanol and biodiesel, rising to 7.5 billion gallons per year by 2012.

MSW Processing Services

We believe that the opportunity to help communities, haulers and landfill managers reduce the amount of material transported and deposited in landfills is large and growing.  The Resource Conservation and Recovery Act of 1991, referred to as RCRA, requires landfills to install expensive liners and other equipment to control leaching toxics.  Due to the increased costs and expertise required to manage landfills under RCRA, many small, local landfills have closed during the 1990’s.  Larger regional landfills were built requiring increased transportation costs for the waste haulers.  As a result, landfill space is increasingly scarce and disposal costs have been increasing.

Currently, landfill operators charge a tipping fee to deliver municipal solid waste to a landfill, waste-to-energy facility, recycling facility, transfer station or similar facility.  Tipping fees vary widely based on geographic location and the number of available places to dispose of MSW in a given location.

Because of the increasing cost pressures on waste haulers and based on current tipping fee pricing, we believe we will be able to negotiate a payment of part of their tipping fee from waste haulers who deliver MSW to us for processing that would range from as low as $10 per ton in some central parts of the country to over $70 per ton in the Northeast and some parts of the Southeast.  The availability of tipping fees at favorable rates will be a key component of our business.

Recyclable Byproducts

We anticipate that our process will generate other recyclable byproducts from the processing of MSW, such as aluminum and other metals.  We believe the Eley technology will produce scrap aluminum, tin, steel, glass and plastic (typically amounting 20 to 25 percent of the total waste stream).  The markets for these recovered products are volatile and subject to rapid and unpredictable changes making it impossible at this time to provide estimated per ton cost to revenue information.

Limited opportunities also exist for selling the insoluble materials, primarily lignin, left after the sugars are filtered out through the Brelsford technology as these materials can be pressed into a cake and further processed into a boiler fuel, which can be gasified or co-fired with coal.  As ethanol production volumes increase and this type of residual fuel becomes more widely accepted, a more robust market for this byproduct may develop, but pricing will depend heavily on proximity to potential users and prices of other fuels available.

Basic business plan

Our strategy is to build our company in several phases with the ultimate goal of becoming a leading producer of ethanol and other combustible fuels from municipal waste and other feedstocks.  We are currently focusing on testing, demonstrating and commercializing our existing licensed technologies. On an ongoing basis, we intend to continue investigating opportunities to develop or acquire complementary technologies, especially those that would allow us improve our existing processes or to add value to the various byproducts produced by those processes.  In addition, we will look for opportunities to combine our technologies with other synergistic processes in innovative energy parks, where some of our byproducts (e.g., lignin) could be used as inputs to other processes (e.g., gasifiers) that could produce inputs for us (e.g., steam).

We have structured our Strategic Plan on the following three phases with respect to the development and commercialization of our existing technologies:

Testing Phase

The Eley technology for converting MSW to cellulose has been implemented by World Waste Technologies on a commercial scale for the production of paper, which we believe has thin profit margins.  Although we are aware World Waste Technologies has identified design and production issues with the Eley technology, we anticipate our ethanol will have wider profit margins and will therefore have greater flexibility to overcome these issues.  The Brelsford process has only been tested at a small pilot scale at Brelsford’s facilities in Bozeman, Montana.  As a result, we intend to construct a pilot plant at Colorado State University (or another suitable facility) with the assistance of Merrick & Company.  This pilot plant should be completed within the next six to 12 months and will provide the basis for identifying the optimal design criteria and quantifying the expected engineering, construction costs and economic performance of a commercial demonstration plant and ultimately a full-scale commercial plant.  We expect we will spend all of our current funds on and during this phase of our development.  There can be no assurance that the pilot plant will be completed on the schedule we anticipate.

Demonstration and Commercialization Phase

We are in the early stages of identifying and evaluating potential sites for locating the first operational plant, which we anticipate will be a relatively small-sized commercial demonstration facility to further test and refine engineering design and operating procedures.  The preferred property is likely to be co-located with an existing municipal waste processor in order to share infrastructure and to facilitate reaching a satisfactory long-term feedstock supply agreement.  One of the options that is currently being considered is a joint venture with an existing waste hauler, municipal waste processor or landfill operator in order to realize potential synergies and reduce the risks.  We currently do not have any agreements with regard to either the location or the feedstock.

Replication and Rollout Phase

We intend to follow a systematic evaluation process in identifying and selecting additional sites for the construction of full-scale operating plants in order to focus on those with the best near-term and long-term potential.  If market conditions are not favorable for the construction of new plants, we may consider licensing our technology to third parties with existing waste-to-energy facilities.  To date, we have not identified any sites for a full-scale facility or commenced any material discussions with any party regarding building a full-scale operating plant and/or licensing our technology to a third-party.  We have only preliminarily begun to explore these possibilities.

Our ability to implement the strategy outlined in our basic business plan will depend on our ability to raise significant amounts of additional capital and to hire appropriate managers and staff.  Our success will also depend on a variety of market forces and other developments beyond our control.

Distribution Methods of the Products or Services

We anticipate utilizing existing distribution channels to sell the ethanol that we produce.  Depending on plant location, the preferred purchasers may be blenders, wholesalers or municipal and commercial fleet operators.  When possible and appropriate, we will seek long-term ethanol purchase agreements in order to reduce price volatility and risks.  This will require extensive and systematic marketing in order to find fleet operators or other entities willing to enter into these kinds of contracts in order to meet environmental or price stability objectives.  Because of these challenges, we may not be able to execute a significant number of longer-term fuel off-take purchase agreements.

Competition

We will be a very small player in the huge market for transportation fuels and will compete directly and indirectly with a large number of well-established and better funded firms.  In addition, demand for our product will be affected by competition with traditional petroleum products, primarily gasoline and diesel, other alternative energy products such so bio-diesel, and other ethanol producers.  We will also experience significant competition from ethanol importers.

Petroleum products

Petroleum products, because of their dominant market position, largely determine the market price for transportation fuels.  The general expectation is that declining oil reserves, increasing demand from emerging economies like China and India, together with political instability in many oil producing countries are likely to provide continuing upward pressures on future oil prices.  Nonetheless, it is instructive to note that the major oil companies reportedly use benchmark prices in the range of $30-40 per barrel in evaluating investment projects.  If prices fall to these levels, even temporarily, because of global recession or other reasons, conventional petroleum products will put extreme downward pressure on alternative fuel producers.

Bio-Diesel and competing alternative energy products

Within the alternative energy sector, our cellulosic ethanol will compete with a variety of other technologies in producing transportation and other fuels.  At a user level, ethanol is facing increasing competition from biodiesel, which is currently experiencing an advantage because of adverse publicity about the low net energy balance from corn ethanol.  This is being exacerbated by the impact that the dramatic growth in corn ethanol has had on corn prices.  As improved technologies permit diesel engines to meet the new strict U.S. emissions standards, Americans may begin to follow the European lead in turning to diesel as the preferred transportation fuel.
Ethanol from sugars and starches

Currently, worldwide ethanol production uses agricultural products almost exclusively for its feedstock.  In the United States, ethanol is derived primarily from corn, while internationally, ethanol is produced primarily from sugar cane and sugar beets.  As of January 2007, approximately 110 ethanol production facilities were operating in the United States located predominately in the cornbelt in the Midwest with a combined annual production capacity of 5.4 billion gallons of ethanol.  At June 1, 2007, there were more than 75 additional corn ethanol plants under construction or being expanded that, when completed, are anticipated to double the current production capacity in the United States.

Corn ethanol plants operate in two basic ways, wet and dry milling processes.  Wet milling produces more valuable by-products from the ethanol production process.  However, wet mill plants cost substantially more to build and have higher operating costs than dry mill processing plants, and hence, are usually much bigger than dry mill plants in order to achieve economies of scale.

Unlike ethanol production from MSW, traditional ethanol production techniques from agricultural feedstocks are mature and well entrenched in the marketplace.  In the recent past, well-funded national and international corporations have built wet mill ethanol plants in the United States to produce ethanol from corn.  Currently, Archer-Daniels-Midland Company accounts for approximately 20% of all domestic ethanol production capacity in the United States with more than 1 billion gallons of production under its control. Its larger plants are wet milling, as opposed to dry milling, and each plant has the capacity to produce as much as 150 to 300 million gallons of ethanol per year. These large plants have cost advantages and economies of scale that provide significant competitive advantages over alternative ways of producing ethanol.

Ethanol production is also expanding internationally. Ethanol produced or processed in certain countries in Central America and the Caribbean region is eligible for tariff reduction or elimination upon importation to the United States under a program known as the Caribbean Basin Initiative. Large ethanol producers, such as Cargill, have expressed interest in building ethanol plants in participating Caribbean Basin countries, such as El Salvador, which would produce fuel-grade ethanol for shipment to the United States. Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol and may affect our ability to sell our ethanol profitably.  For instance, currently, the cost of producing ethanol in Brazil is about $0.60 per gallon, more than a dollar per gallon cheaper than the average cost of producing corn ethanol in the United States.

Cellulosic Ethanol

Today there are few companies and no commercial production infrastructure built to produce ethanol from cellulosic feedstocks, but a large amount of research and development is being conducted in these areas.  Pilot plants are being built using alternative technologies and at least one full scale production plant is under construction.

On February 20, 2007, the United States Department of Energy announced $385 million in grant funding to six cellulosic ethanol plants.  This grant funding accounts for 40% of the investment costs. The remaining 60% comes from the promoters of those facilities.  We will likely face especially intense competition from several pioneers in the cellulosic ethanol industry who will be gaining from early government support for some large pilot projects from these grants.

The grants, ranging from $33 million to $80 million, went to Abengoa Bioenergy, ALICO, Inc., BlueFire Ethanol, Broin Companies, Iogen Biorefinery Partners, and Range Fuels.  These companies are pursuing projects ranging from 11 million to 125 million gallons per year in capacity using a variety of enzymatic, acid hydrolysis and gasification technologies.  We do not believe that these competitive processes have been demonstrated commercially, but any that are successful will have a substantial “first-mover” advantage over our company, even though we believe none currently intend to use MSW as feedstock.

Enzymatic Conversion

Various enzyme companies have contributed significant technological breakthroughs in cellulosic ethanol.  Iogen Corporation is a Canadian producer of enzymes. They promote an enzymatic-hydrolysis process that uses specially engineered enzymes.  Another Canadian company, SunOpta Inc. markets a patented technology known as "Steam Explosion" to pre-treat cellulosic biomass, overcoming its recalcitrance and making the cellulose and hemicellulose accessible to enzymes for conversion into fermenatable sugars. SunOpta designs and engineers cellulosic ethanol biorefineries and its process technologies and equipment are in use in the first three commercial demonstration scale plants in the world: Celunol Corporation's facility in Jennings, Louisiana, Abengoa's facility in Salamanca, Spain, and a facility in China owned by China Resources Alcohol Corporation (CRAC). The CRAC facility is currently producing cellulosic ethanol from local corn stover on a 24-hour a day basis utilizing SunOpta's process and technology.  Genencor and Novozymes are two other companies that have received United States government Department of Energy funding for research into reducing the cost of cellulase, the key enzyme in the production of cellulosic ethanol by enzymatic hydrolysis.

Other enzyme companies, such as Dyadic International, Inc., are developing genetically engineered fungi that would produce large volumes of cellulase, xylanase and hemicellulase enzymes.  These enzymes can be utilized to convert agricultural residues, such as corn stover, distiller grains, wheat straw and sugar cane bagasse, and energy crops, such as switch grass, into fermentable sugars, which may be used to produce cellulosic ethanol.

Acid Hydrolysis

Currently, there are no operating commercial plants in the United States using acid hydrolysis to produce ethanol.  Blue Fire Ethanol, however, recently announced plans to build an operating plant in Sacramento, California to produce ethanol using their concentrated acid hydrolysis process.

Blue Fire licenses technology from Arkenol, Inc. that enables widely available cellulosic materials, or more commonly, biomass, to be converted into sugar.

Biomass feedstocks that can be used in the Arkenol process include:

•	agricultural residues (straws, corn stalks and cobs, bagasse, cotton gin trash, palm oil wastes, etc.),
•	crops grown specifically for their biomass (grasses, sweet sorghum, fast growing trees, etc.),
•	paper (recycled newspaper, paper mill sludge's, sorted municipal solid waste, etc.),
•	wood wastes (prunings, wood chips, sawdust, etc.), and
•	green wastes (leaves, grass clippings, vegetable and fruit wastes, etc.).

Arkenol has constructed and operated a pilot plant near its Southern California offices for roughly five years. Since 2003, the technology has been successfully used by an unrelated corporation to produce ethanol for the Japanese transportation fuel market.

The Arkenol process varies from our processes in two key ways.  First, Arkenol’s technology utilizes a concentrated acid solution to hydrolyze cellulosic material in a high temperature environment.  The Brelsford process uses a more dilute acid concentration at milder temperatures, which we anticipate will make our process less costly and more energy efficient.

Second, to use municipal waste as a feedstock, Blue Fire is required to hand separate the components of the municipal solid waste they receive.  In other words, all the noncellulosic materials are removed by hand.  This is a time-consuming and costly process and it increases the risk of contaminating the hydrolysis process and reducing efficiency when municipal solid waste is used as feedstock in Blue Fire’s technology.  Because our Eley technology converts municipal solid waste to cellulosic feedstock via thermodynamic and chemical processes and does not require separation of noncellulosic materials by hand, we anticipate that our process will be less expensive and more efficient than the process used by Blue Fire.

In addition, a number of other companies are developing and testing a variety of innovative technologies and some of these are likely to emerge as serious competitors.

Imports

Imports of fuel ethanol from foreign sources, principally Brazil, do affect overall supply and pricing. Total foreign imports in 2006 were estimated to amount to between 210 and 230 million gallons, or approximately 5 percent of total current U.S. production.  At price levels reached in the second quarter of 2006, prices of imported ethanol, including transportation costs, tariff and taxes, were competitive with domestically produced ethanol.  As a result, world market forces are likely to provide a restraining influence on future fuel ethanol price increases.

Sources and Availability of Raw Materials

The emergence of technologies to convert municipal waste to energy is opening new opportunities.  What was once perhaps the greatest sanitation and health challenge for communities may now become an economic and environmental asset.  Instead of adding to landfills already nearing capacity limits, converting MSW to ethanol can provide one of the building blocks to a more sustainable energy future.

American people produce more than 245 million tons of MSW annually.  Only about 20 percent of this waste is currently recovered and recycled.  We estimate that an additional 50 to 60 percent could potentially be recovered, with roughly two-thirds of that in the form of cellulosic material that could serve as feedstock for conversion to ethanol.  Currently, very little of this cellulosic material is being recovered from mixed waste streams.  However, as various waste processing and cellulosic ethanol technologies are refined, competition for this future resource will intensify.  As a result, it will be important for us to attempt to lock up as much of it as possible through long-term feedstock supply agreements with operators of materials recovery facilities and landfills.

In addition to our exclusive license to use the Brelsford technology to produce ethanol from MSW and other waste, we have a non-exclusive license to produce ethanol from any other cellulosic materials.  We are, therefore, also potentially interested in pursing projects using other forms of cellulosic feedstock.  The most important potential source of feedstock for us other than MSW is likely to be agricultural wastes, especially corn stover and wheat straw, but including a tremendous variety of other wastes such as grass seed straw, sugar cane bagasse, seed hulls, trimmings, and the like.  There are, however, serious practical limits on the amounts of these materials that will be commercially feasible.  Part of the problem is that some of the biomass has to be plowed back into the soil to maintain fertility.  More importantly, it is expensive to collect and transport these types of relatively low density materials.  As just one example, the Oregon Wheat League estimates the collection cost for straw at between $25 and $35 per ton.   Unless these collection and transportation cost can be reduced significantly, it is unlikely that agricultural wastes will be competitive with MSW as a source of feedstock for our projects except in very specific situations.

Over time, it is likely that purpose grown crops, such as switch or miscanthus grass or fast growing trees, such as poplar, will become a preferred source of cellulosic material for ethanol production.  Until the technologies are perfected and the plants built for converting them to ethanol we anticipate that farmers will be reluctant to take the risk of shifting their cropping pattern.  Similarly, we believe that the economic incentive to build these plants will be limited until there are adequate feedstock supplies.

In the interim, it is possible that we could use forestry residues as a feedstock source.  The total forestland in the United States is about 750 million acres, representing roughly one-third of the nation’s total land area.  About 178 million metric tons of woody residue and wood waste are generated annually from timber harvesting, with 86 million metric tons being unused and deemed available for recovery.  There is also considerable latitude for improving the efficiency of the current energy recovery processes through better combustion and gasification technologies, which might free up substantial additional amounts of forestry wastes at the plant site.  As a result, there might be opportunities for us to develop facilities using the Brelsford technology and co-locate them with existing forest products processing plants as long as we could secure long-term feedstock supply agreements on favorable terms.

Customers

Because of the size and commodity nature of the ethanol market, we are unlikely to become dependent on a few major customers until we enter into specific, long-term product off-take agreements.  At that point, once the off-take agreements have been finalized, we will be locked into the terms of those contracts.  The advantage of this approach, however, is that it avoids the likely price fluctuations of the ethanol spot and futures market, which is driven largely by the overall market for petroleum products.  This market can be highly volatile, so the benefits of price stability are likely to outweigh the potential advantage of being able to realize higher prices on the spot market at various times in the business cycle.  Nonetheless, we will always have the option of selling in the spot or futures market if it appears advantageous to do so rather than enter into long-term off-take agreements.

Intellectual Property License Terms

Eley Technology

On August 17, 2005, SRS Energy entered into a U.S. Technology License Agreement with Bio-Products giving SRS Energy exclusive rights to use the Eley technology to process municipal solid waste into a cellulosic biomass product for use as the feedstock for conversion into fuel grade ethanol.  The technology was developed by the University of Alabama Huntsville for improved separation, recovery and recycling of components of waste materials and for chemical and/or biological conversion of cellulosic materials to fuels and chemicals.

The company’s license dated August 17, 2005 with Bio-Products is for a period of twenty years. Our Bio-Products process royalty is $1.50 for every ton of waste received and processed at each facility to be constructed and operated under the agreement.  We will also owe a by-product royalty of 2.5 percent of the gross sales price in excess of ten dollars per ton obtained from the sale of recyclable byproducts, excluding the cellulosic biomass.  Bio-Products will also be paid a monthly fee for Technical Services for each facility to be constructed and operated which initially will be $10,000 per month and will increase to $20,000 per month when vessels for processing waste are ordered for the facility.  The $20,000 per month fee continues until construction of the facility is completed.

We are required to begin ordering equipment from BioProducts for our pilot plant within one year after the date that we obtain final construction permits for our pilot plant or by August 17, 2008, whichever occurs first.  We also must begin permitting, design and site selection of our commercial plant within two years from the date the pilot plant begins operating.  If we do not meet these obligations or any of our payment obligations, Bio-Products may terminate our license on thirty days’ notice.

On March 8, 2007 we granted a restricted license to a company affiliated with the founder of Bio-Products for up to five sites and we get a royalty of $0.25 for every ton of MSW processed at any of those sites.

Brelsford Technology

On April 1, 2005, SRS Energy entered into a U.S. Technology License Agreement with Brelsford giving SRS exclusive rights to use Brelsford’s technology as it relates to processing municipal solid waste and green waste to ethanol.  Although this license is exclusive only with respect to the production of ethanol in the United States, we also have non-exclusive rights to use other biomass such as sugar cane bagasse, switch grass and other fast-growing plants, and forestry products and wastes to produce ethanol, and a right of first refusal to extend our license to Canada.

Under the terms of the license, we paid an initial fee of $50,000 and pay a minimum annual fee of $15,000 and a project fee of $30,000 for each annual project that commences manufacture of a plant.  On August 30, 2007, we paid the first annual project fee in the amount of $30,000 to Breslford and Brelsford simultaneously acknowledged that we have met all requirements to maintain the exclusivity in our license.  In addition, we will pay a royalty fee equal to 4 percent of net sales resulting from use of the licensed product.    Brelsford may terminate our license agreement on sixty days’ notice if we fail to make any payment due under our license agreement.

Government Approvals

The Company is not subject to any government approvals or oversight for its current operations other than normal corporate governance and taxes.  Once we begin developing our own commercial production facilities, however, we will be subject to multiple federal, state, and local environmental laws and regulations, such as those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the employee health and safety.  In addition, some of these laws and regulations will require our facilities to operate under permits that are subject to renewal or modification.  These laws, regulations and permits often require expensive pollution control equipment of operational changes to limit actual or potential impacts to the environment.  A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.  Additionally, we will be required to test that the ethanol we produce meets certain quality and consistency standards for it to be saleable.

Governmental Regulation and Industry Standards for Fuel Grade Ethanol

Gasoline and gasoline/ethanol blends are subject to a variety of federal and state regulations.  These include Federal Trade Commission octane posting requirements and Environmental Protection Agency Phase II volatility regulations.  In carbon monoxide non attainment areas, these fuels are subject to minimum and/or average oxygen content requirements.  Gasoline sold in certain ozone non-attainment areas are required to be reformulated including, among other things, meeting an average oxygen content and maintaining stricter controls over volatile organic compounds and nitrous oxide in gasoline or gasoline blends.

In addition many states place additional requirements on fuels including such items as restrictions on Reid Vapor Pressure, distillation characteristics, and in some cases a minimum octane requirement for fuels designated as Super or Premium grades.

Because of the wide-variety of standards applicable to fuels, the refining industry has developed standards set forth in ASTM 4814 published by the American Society for Testing and Standards that are designed to ensure that fuels will perform in as wide a range of consumers vehicles as possible.  The ATSM standards and specifications are voluntary compliance standards, however, some states have adopted all, or a portion of, ASTM 4814 into law, making adherence mandatory.   Compliance with these standards will be necessary in order for blenders to purchase the ethanol we produce.

The American Society for Testing and Standards also publishes the industry standards for fuel grade ethanol in ASTM D 4806.  The standard includes the volume requirements or limitations for various components of ethanol in order for the ethanol to be considered fuel grade.  In addition the federal government has placed limitations on the amount of sulfur (30 ppm) that can be included in denatured ethanol used in gasoline.  The State of California has further restricted the amount of sulfur that can be included in denatured ethanol as well as placing additional limitations on other compounds found in ethanol.  As the ethanol industry develops, we anticipate additional governmental regulations with respect to the composition of fuel grade ethanol will be adopted.

We can not assure that if we ever are able to produce ethanol on a commercial scale that the ethanol we produce will meet the governmental and industry standards to be considered fuel grade ethanol.

Environmental Laws

The Company will be subject to extensive air, water and other environmental regulations and we will have to obtain a number of environmental permits to construct and operate our plants such as air pollution and construction permits, pollutant discharge permits, storm water discharge permits, water withdrawal permits, and alcohol fuel producers permits.  In addition, we may have to complete spill prevention control and countermeasures plans.

The production facilities that we will build are subject to oversight activities by the federal, state, and local regulatory agencies.  There is always a risk that the federal agencies may enforce certain rules and regulations differently than state and local environmental administrators.  Federal, state, and local rules are subject to change, and any such changes could result in greater regulator burdens on plant operations.  We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the areas arising from possible foul smells or other air or water discharges from the plant.  We do not know the potential cost of these requirements or potential claims.

Employees

The Company currently has only three full-time employees, its Chief Executive Officer, Edward P. Hennessey, Jr., its General Counsel, Michael Kime, and its Chief Financial Officer, Thomas Jennewein.  Each employee currently works at least 40 hours a week on Company business.

Property

We currently lease 1,800 square feet of office space in St. Louis, Missouri.  The lease is for a term of three years and has a monthly lease payment of $1,800, plus utilities.  We expect to take possession of the leased space in mid-November.

Legal Proceedings

RAM Resources, LLC v. Supercritical Recovery Systems, Inc. On July 11, 2005, RAM Resources, L.L.C filed suit against Supercritical Recovery Systems (the former parent company of SRS Energy, Inc.) alleging breach of a Letter Agreement dated May 11, 2003 as amended between RAM Resources and Supercritical Recovery Services.  We were not named in the suit by RAM, however, RAM alleged that it had certain rights to be issued additional shares of the common stock of SRS Energy, our wholly-owned operating subsidiary.

We settled all claims of RAM against us and any of our predecessors arising from the Letter Agreement under a global Settlement and Release Agreement dated August 29, 2007.  Pursuant to that agreement, RAM obtained the right to acquire an aggregate of 1,923,495 of our common stock at a price of $0.13 per share.  The Warrant is exercisable during a two year term that started on August 29, 2007 and ends on August 29, 2009.  RAM agreed to terminate the Letter Agreement and release all claims to acquire any shares of our stock.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS

Executive Officers

Edward P. Hennessey, Jr.  Mr. Hennessey currently is Chief Executive Officer and President of the Company.  He also serves as a Class III director of our board of directors with a term that expires in 2010.  Mr. Hennessey has been the President and CEO of SRS Energy since 2003 and as President of Supercritical Recovery Systems, Inc., a non-operating affiliate of SRS Energy, prior to that time since 2002.   Mr. Hennessey joined Shearson Lehman Brothers in 1986 and worked in the securities industry from 1986 until 2000.

Michael D. Kime.  Mr. Kime has served as General Counsel of the Company since August 31, 2007.  Prior to joining the Company, Mr. Kime was a partner in the law firm Sauerwein, Simon, Blanchard & Kime, P.C. from 2005 until 2007 and as an associate at that firm from 2002 until 2005.  Mr. Kime has been a practicing attorney since 1994, focusing on securities laws, finance and mergers & acquisitions.  Mr. Kime serves on the Board of Directors of Missouri Votes Conservation, a bi-partisan lobbying group that supports pro-conservation legislation in Missouri.

Thomas Jennewein.  Mr. Jennewein has been Chief Financial Officer of the Company since August 31, 2007.  Prior to joining the Company, Mr. Jennewein served as the Manager of Financial Reporting for Maverick Tube Corporation from 2005 until 2006, when Maverick Tube Corporation was acquired by Tenaris, S.A.  At Maverick Tube Corporation, Mr. Jennewein was responsible for preparing all of the company’s filings with the Securities and Exchange Commission.   Before joining Maverick Tube Corporation, Mr. Jennewein held a similar position at Argosy Gaming Company where he served as Manager of Financial Reporting from 2000 until 2005.

Board of Directors

We have sought to assemble a Board of Directors that is composed of individuals who have demonstrated competent leadership abilities and who possess unique expertise in areas that are necessary for us to succeed.  We believe that our Board of Directors will provide necessary counsel and advice to management as we conduct our business.

Our restated bylaws and restated certificate of incorporation provide for three classes of directors, each class serving for a three-year term expiring one year after expiration of the term of the preceding class, so that the term of one class will expire each year. The terms of the current Class I, Class II and Class III directors expire in 2008, 2009 and 2010, respectively. Our Board of Directors, in addition to Mr. Hennessey, includes:

Benton Becker.  Mr. Becker has served as a Class I director of our board of directors since August 21, 2007.  His term expires in 2008.  Mr. Becker has been engaged in the private practice of law in Miami Dade County, Florida since 1984.  He also serves on the faculty of St. Thomas University School of Law in Miami, Florida, teaching Constitutional Law and previously served on the faculty of the University of Miami Law School.  From 1992 to 2000 he served on the Board of Directors of Tengasco, Inc., an American Exchange public oil and gas company located in Knoxville, TN.  Mr. Becker is a graduate of the University of Maryland where he received a B.A. in Psychology and the Washington College of Law, American University, where he received a J.D.  Prior to moving to Florida, Mr. Becker worked in Washington D.C., both in private practice and in public service.  Mr. Becker served as legal counsel to President Gerald Ford during the time that President Ford assumed the Presidency.  Mr. Becker has served in a number of distinguished positions inside the federal government and as legal counsel to government officials throughout his career.

Ira Langethal, Phd.  Dr. Langenthal has served as a Class II director of our board of directors since August 21, 2007.  His term expires in 2009. Dr. Langenthal received his BSEE from City College of New York and M.Eng. and a Phd. (Statistical Communications/Information Theory) from Yale University.  He also took courses at Stanford and Wharton in Finance and Accounting at Exeter in Corporate Finance and Strategic Planning and at the Levinson Institute in Leadership.  Early in his career he was a consultant to various organizations including General Instruments.  In 1967 Dr. Langenthal Co-founded Signal Analysis Industries Corp. (SAJCOR), an instrument manufacturing company specializing in communications, acoustics and vibration and segments of the medical markets.  In 1972, SAJCOR was purchased by Honeywell, Inc.  Over the next 19 years Dr. Langenthal worked at Honeywell in positions of increasing responsibility in virtually every phase of business including positions as Director of Engineering, Vice President of Operations and Vice President and General Manager of Honeywell’s Test Instruments Division.  He retired in 1991.  Since his retirement, Dr. Langenthal has been active in the Colorado Business Incubator initiative, the Colorado Advanced Technology Institute advising entrepreneurs and start-up businesses.  He served on the Board of Directors of several companies, including Colorado Med Tech, a NASDAQ listed corporation.

Larry McGee.  Mr. McGee has served as a Class II director of our board of directors since August 14, 2007.  His term expires in 2009.  Mr. McGee has been a Senior Vice President and Chief Development Officer with IESI Corporation in Fort Worth, Texas since 1998. Founded in 1995, IESI is an environmental services company that collects, transports and disposes of non-hazardous residential, industrial and commercial waste as well as providing recycling services.   IESI was purchased by BFI Canada in 2005.  Prior to joining IESI, Mr. McGee held a variety of positions with various companies in the waste management business from 1982 until 1998.  Mr. McGee received his B.S. in Accounting from the University of Tennessee in 1973.  From 1974 until 1981 he worked as a Certified Public Accountant.

Paul Simon.  Mr. Simon has served as a Class I director of our board of directors since August 21, 2007.  His term expires in 2008. He is a licensed attorney practicing in St. Louis, Missouri and has been a partner in the firm, Sauerwein, Simon, Blanchard & Kime., P.C. since 2006.  Prior to that time, he was a partner with the firm Halfrey, Simon and Jones, P.C. from 1994 until 2006.  Mr. Simon is a graduate of the University of Missouri where he received his B.S. in Business Administration and St. Louis University School of Law where he received his J.D.

Related Party Transactions

William Meyer, a member of the Board of Directors of Supercritical Recovery Systems, made a series of loans to SRS Energy, Inc. from 2005 to 2007 in the total amount of $87,703 that were evidenced by a promissory note bearing interest at the rate of 9.5% per year.  In addition, the promissory note included an option to acquire five percent of the outstanding stock of SRS Energy for $250,000.  As part of our acquisition of SRS Energy, Mr. Meyer’s option was replaced with a warrant to acquire 1,923,495 shares of common stock at a price of $0.13 per share.  The 1,923,495 shares subject to the warrant granted to Mr. Meyer represent the number of shares of our common stock he would have received if he had exercised his option immediately prior to the merger.

Robert Stinson, the former founder and controlling stockholder of our predecessor, Long Road Entertainment, Inc., and Stinson Theatres, Inc., a company controlled by Mr. Stinson, loaned $78,668 in the aggregate including accrued interest, to our predecessor in 2003 evidenced by two convertible promissory notes.

CORPORATE GOVERNANCE MATTERS

Independent Directors

The Pink Sheets, which is the quotation system on which our common stock is traded, does not have a definition for “independence” with respect to directors and does not have a requirement that a majority of our board be independent. Accordingly, we have chosen to comply with the director independence requirements of the Nasdaq Stock Market. Under Rule 4200 (a)(15) of the National Association of Securities Dealers listing standards, a director is independent if he or she is not an officer or employee of the company and does not have any relationship with the company which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board has reviewed the independence of its directors under the Rule 4200 and has determined that Messrs. Becker, McGee and Langenthal are independent.

Audit Committee

On August 29, 2007, we appointed Messrs. Becker, Langenthal and McGee as members of our audit committee, each of whom are independent directors. In addition, our Board has determined that Mr. McGee, a member of the Audit Committee, is qualified as an audit committee financial expert, as that term is defined in the rules of the Securities and Exchange Commission. The Audit Committee will recommend the engagement of independent auditors, confer with the external auditors regarding the adequacy of our financial controls and fiscal policy and direct changes to financial policies or procedures as appropriate.

Compensation Committee

Decisions regarding executive compensation will principally be made by the compensation committee, which is composed of Messrs. McGee and Simon, in consultation with the Board of Directors.  Mr. McGee serves as the Chairperson of the Compensation Committee and as such, possesses the authority to determine any matters for which there is a tied vote of the committee.  No member of the compensation committee during the fiscal year ended December 31, 2006 was an officer or employee of the Company or any of its subsidiaries or was formerly an officer of the Company or any of its subsidiaries.  None of our executive officers have served as a member of the compensation committee (or other committee serving an equivalent function) and the Charter of our Compensation Committee prohibits them from doing so.

Compensation Committee Report on Executive Compensation

The compensation committee was formed to review our compensation plan on a regular basis. The compensation committee periodically retains independent consultants on an as needed basis to provide current market data with regard to base salary structure, short-term cash incentives and with the development of long-term incentive plans. The compensation committee is required to regularly update its assessment of various long-term incentive tools including stock options, restricted stock, performance-based equity, and other alternatives that might be available.

Our primary objective in developing executive compensation policies is to attract, motivate and retain highly qualified and effective leaders. The compensation policy includes various components of compensation that are intended to align management behaviors and priorities directly with our strategic objectives and to encourage management to act in the best long-term interest of us and our shareholders.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Officers

Compensation

We did not pay any compensation to any executive officer for the prior two fiscal years.  Following our acquisition of SRS Energy in 2007, we began paying Edward P. Hennessey, Jr., our Chief Executive Officer and President, a salary of $84,000 per year.  Prior to our acquisition of SRS Energy, Mr. Hennessey had not been paid salary by SRS Energy or Supercritical Recovery Services.  Mr. Hennessey has agreed to maintain his salary at its current level until such time as we raise additional capital sufficient to fund our operations. Michael D. Kime, our General Counsel, and Thomas Jennewein, our Chief Financial Officer, have agreed to work for no salary until such time as we raise additional capital sufficient to fund our operations.

On August 31, 2007, we awarded stock options to each of our executive officers as follows:

Executive Officer	Number of Shares Underlying Options

Edward P. Hennessey, Jr.	2,250,000
Michael D. Kime	800,000
Thomas Jennewein	800,000

All of the stock options awarded to our executives have an exercise price of $0.15 per share and vest in equal one-third tranches on each of August 31, 2008, 2009, and 2010.

We anticipate revisiting the compensation paid to our executives if we are able to raise additional capital to fund our operations in the future.  While we have not agreed to any specific amounts to be paid to such executives, we anticipate paying salaries comparable for similarly situated executives when we are capable of doing so.

Employment Agreements

The Company has entered into an Employment Agreement with each of Messrs. Hennessey, Kime and Jennewein.  The Agreements provide that Mr. Hennessey shall be paid a salary of $84,000 per year. Messrs. Kime and Jennewein are not currently paid salary.  All of the executives are entitled to be paid their then-current salary for one year if they are terminated at any time without cause.  In addition, Mr. Hennessey has been granted options to acquire 2,250,000 shares of our common stock at $0.15 per share.  The options vest as follows: 750,000 shares on each of August 31, 2008, 2009, and 2010 if Mr. Hennessey is employed with the Company at those times.  Mr. Hennessey will also be entitled to a stock option to acquire 1,200,000 additional shares if and when we commence the operation of a pilot plant.  The exercise price of this stock option will be $0.15 and will vest in three equal tranches on August 31, 2009, August 31, 2010, and August 31, 2011.  If Mr. Hennessey is terminated without cause or the Company is subject to a change in control, all of his options vest immediately.  Mr. Kime and Mr.

Jennewein have each been granted an option to acquire 800,000 shares of our common stock at $0.15 per share.  These options vest one-third on August 31, 2008, 2009, and 2010 if they are employed with the Company at that time.  If Mr. Kime or Mr. Jennewein, respectively, is terminated without cause one-half of his options vest to the extent not already vested.  If the Company is subject to a change in control, all of Mr. Kime’s and Mr. Jennewein’s options vest.

Directors

We did not pay any compensation to any of our directors for the prior two fiscal years.

On August 21, 2007, we awarded stock options to acquire 40,000 shares of our common stock to each of Benton Becker, Larry McGee, Ira Langenthal and Paul Simon, our four non-employee directors. All of the stock options awarded to these directors have an exercise price of $0.15 per share and vest in 50% increments on August 21, 2008 and August 21, 2009.

Also on August 21, 2007, we awarded 150,000 shares of restricted stock to each of Messrs. Becker, McGee, Langenthal and Simon for $0.15 per share. Each director issued to the company a promissory note equal to $22,500. The shares are subject to forfeiture if the director resigns from our board of directors prior to the shares vesting. For each director, the shares vest at the rate of 8,333 shares per month commencing on September 21, 2007 until August 21, 2008 and at the rate of 4,167 shares per month thereafter until fully vested.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of December 18, 2007 (a) by each person known by us to own beneficially 5% or more of any class of our common stock, (b) by each of our Named Executive Officers and our directors and (c) by all executive officers and directors of this company as a group. As of December 18, 2007, there were 49,343,680 shares of our common stock issued and outstanding.  In addition, 9,333,333 shares are issuable upon conversion of the Series A Debentures of the Company (plus shares issuable for accrued interest thereunder), 6,400,000 shares of our common stock are reserved for issuance under our 2007 Stock Option Plan, and 3,846,990 shares of our common stock are reserved for issuance pursuant to two outstanding warrants. Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all the shares beneficially owned by them. Except as otherwise indicated, the address of each stockholder is c/o the company at 7320 Forsyth Blvd, Unit 102, St. Louis, Missouri 63105.

	Shares of Common Stock Beneficially Owned
Beneficial Owner	Number		Percentage
Edward P. Hennessey, Jr.	7,847,860	(1)(2)	16.1%
Michael D. Kime	-	(2)	*	%
Thomas Jennewein	-	(2)	*	%
Benton Becker	49,998	(2)(3)	*	%
Larry McGee	49,998	(2)(3)	*	%
Ira Langenthal	49,998	(2)(3)	*	%
Paul Simon	49,998	(2)(3)	*	%
SRS Legacy Trust(4)	8,580,645		17.6%
RAM Resources, L.L.C.(5)	6,630,520	(6)	13.1%
William Meyer	3,997,512	(6)	7.9%
Total owned by All Officers and Directors	16,528,501		25.31%
_____________________________
*  less than 1%.

(1)	Amount represents shares owned by Supercritical Recovery Systems, Inc., of which Mr. Hennessey serves as President and a Member of the Board of Directors.
(2)	Each executive officer and director were awarded equity grants described in “Executive And Director Compensation” that do not vest within 60 days from the date hereof.
(3)	Amount represents the vested portion, and the portion that will vest within 60 days hereof, of shares of restricted stock owned by such director.
(4)
SRS Legacy Trust is an irrevocable trust of which Edward P. Hennessey, Jr. is a beneficiary.  Michael Hennessey, Mr. Hennessey’s brother, has sole voting power, and Paul Simon, one of our directors, has sole dispositive power with respect to these shares.

(5)
Based on information available to us, we believe Rod Thomas is the manager and principal owner of RAM Resources, L.L.C. and therefore has sole voting and dispositive power over the shares held by RAM.  RAM’s address is 13397 Lakefront Drive, Earth City, Missouri  63045.

(6)	Amount includes 1,923,495 shares issuable upon exercise of a warrant to purchase such shares at a price of $0.13 per share.

SELLING STOCKHOLDERS

The shares to be offered by the selling stockholders are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act of 1933, as amended, or the Securities Act, to give the selling stockholders the opportunity to publicly sell or otherwise dispose of those shares. The registration of these shares does not require that any of the shares be offered or sold by the selling stockholders. The shares included in this prospectus may be disposed of by the selling stockholders or their transferees on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not control or determine the price at which a selling stockholder decides to dispose of its shares.

No estimate can be given as to the amount or percentage of our common stock that will be held by the selling stockholders after any sales or other dispositions made pursuant to this prospectus because the selling stockholders are not required to sell any of the shares being registered under this prospectus. The following table assumes that the selling stockholders will sell all of the shares listed in this prospectus.

None of the selling stockholders has, or within the past three years has had, any material relationship with us, our predecessors or any of our affiliates.  We have not, and are not required, to make any payments to any selling stockholder, affiliate of any selling stockholder or any person who has a contractual relationship with a selling stockholder except for interest due or any interest or penalties that may accrue under the debentures in the future as disclosed in the table below.  No selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

The following table sets forth the beneficial ownership of the selling stockholders:

	Shares of Common Stock Owned Prior to the Offering		Number of Shares of Common Stock	Shares of Common Stock to be Owned After the Offering
Selling Stockholder	Number	Percentage	Offered for Sale	Number	Percentage
Brite Star Associates, Inc. (1)	1,777,867	3.65%	1,777,867	0	0.0%
Two Shamrocks, Inc. (2)	1,600,000	3.28%	1,600,000	0	0.0%
Fountain Consulting, Inc. (3)	1,482,000	3.04%	1,482,000	0	0.0%
St Ives Consulting, Inc. (4)	1,368,000	2.81%	1,368,000	0	0.0%
STL Capital Holdings, Inc. (5)	1,638,933	3.36%	1,638,933	0	0.0%
IS Investments, Inc. (6) (12)	786,667	1.59%	786,667	0	0.0%
Leggwear International, Ltd. (7) (12)	786,667	1.59%	786,667	0	0.0%
Trinity Enterprises, L.L.C. (8) (12)	1,966,667	3.88%	1,966,667	0	0.0%
Padstow Estates, Inc. (9) (12)	1,966,667	3.88%	1,966,667	0	0.0%
Anahuac Management, Inc. (10) (12)	1,573,333	3.13%	1,573,333	0	0.0%
Agest, Inc. (11) (12)	1,180,000	2.36%	1,180,000	0	0.0%
James Karl (12)	157,333	* %	157,333	0	0.0%
Gary Slay (12)	236,000	* %	236,000	0	0.0%
Jeff Slay (12)	236,000	* %	236,000	0	0.0%
Jill Garlich (12)	236,000	* %	236,000	0	0.0%
Michael McMahon (12)	118,000	* %	118,000	0	0.0%
John A. Caito (12)	78,667	* %	78,667	0	0.0%
Glen T. Slay (12)	2,201,579	4.37%	1,691,333	510,246	* %
____________________
* less than 1%.

(1)
Yirlania Rivas Marin, who serves as the Director of Brite Star Associates, Inc., has sole voting and dispositive power over the shares owned by Brite Star.  Brite Star acquired its shares by converting convertible notes issued in 2003 by Long Road Entertainment, our predecessor, into common stock prior to the merger between SRS Energy and us.

(2)
Anthony D. Cupini, who serves as the President and sole shareholder of Two Shamrocks, Inc., has sole voting and dispositive power over the shares owned by Two Shamrocks, Inc.  Two Shamrocks acquired its shares by converting convertible notes issued in 2003 by Long Road Entertainment into common stock prior to the merger between SRS Energy and us.

(3)
Meyvis Sanchez, who serves as the President and Director of Fountain Consulting, Inc., has sole voting and dispositive power over the shares owned by Fountain.  Fountain acquired its shares by converting convertible notes issued in 2003 by Long Road Entertainment into common stock prior to the merger between SRS Energy and us.

(4)
Hector Montes, who serves as the Treasurer and Director of St. Ives Consulting, has sole voting and dispositive power over the shares owned by St. Ives.  St. Ives acquired its shares by converting convertible notes issued in 2003 by Long Road Entertainment into common stock prior to the merger between SRS Energy and us.

(5)
Anthony D. Cupini, who serves as the President and sole shareholder of STL Capital Holdings, Inc., has sole voting and dispositive power over the shares owned by STL Capital.  STL Capital acquired its shares by converting convertible notes issued in 2003 by Long Road Entertainment into common stock prior to the merger between SRS Energy and us.

(6)	Richard Sauget, who serves as the President and Director of IS Investments, has sole voting and dispositive power over the shares owned by IS Investments.

(7)	Keith Burant, who serves as the Director of Leggwear International, Ltd., has sole voting and dispositive power over the shares owned by Leggwear.

(8)	Maritza Sanabria, who is the 100% owner and serves as the Manager of Trinity Enterprises, LLC, has sole voting and dispositive power over the shares owned by Trinity.

(9)	Marissa Simmons, who is the 100% owner and serves as the President of Padstow Estates, Inc., has sole voting and dispositive power over the shares owned by Padstow.

(10)	Yuriy Memenov, who is the 100% owner and serves as the President of Anahuac Management, Inc., has sole voting and dispositive power over the shares owned by Anahuac.

(11)	Eugene P. Slay, who is the 100% owner and serves as the President of Agest, Inc., has sole voting and dispositive power over the shares owned by Agest.

(12)
The listed shares are issuable upon conversion of Series A Convertible Debentures issued by SRS Energy on April 16, 2007.  As set forth in our registration rights agreement, we may be required to grant warrants to the holder covering the purchase of additional shares of our common stock in an aggregate amount equal to 1% of the shares of our common stock issuable upon conversion of the Series A Convertible Debentures for each month (pro rated for partial periods) that the registration statement is not declared effective after December 23, 2007.

PLAN OF DISTRIBUTION

The selling stockholders will sell their shares of common stock at a fixed price of $0.15 until our shares of common stock are quoted for trading on the OTCBB.  Thereafter, the selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Paul Simon, Jr., one of our directors, is a partner of Sauerwein, Simon, Blanchard & Kime, PC.  Our subsidiary, SRS Energy, has historically retained Mr. Simon’s firm and we paid approximately $35,000 in legal fees in 2006.  After our acquisition of SRS Energy, we retained Mr. Simon’s firm to represent us generally and expect to incur a material amount of legal fees going forward.

DESCRIPTION OF SECURITIES

We are presently authorized to issue 240,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock. As of December 18, 2007, we had 49,343,680 shares of common stock issued and outstanding and no preferred stock issued and outstanding.

Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the board of directors from funds legally available therefor. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of our common stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote. We have not paid any dividends on our common stock to date and do not anticipate that we will be paying dividends in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon the amount of funds legally available, our earnings, if any, our financial condition, our anticipated capital requirements and other factors that the board of directors may think are relevant. However, we currently intend for the foreseeable future to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future.

Preferred Stock

Under our restated certificate of incorporation, the board of directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the board of directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the company without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of the common stock.

Registration Rights

In connection with the private placement of the Series A Convertible Debentures, we entered into a registration rights agreement with the investors. In that registration rights agreement, we agreed to file a registration statement, at our expense, to register the resale of the common stock issuable upon conversion of the Series A Convertible Debentures. In the event that the resale registration statement has not been declared effective within certain time periods or if sales cannot be made pursuant to the registration statement following its effectiveness, each as described in the registration rights agreement, we will be obligated to pay to each investor liquidated damages, subject to certain limitations set forth in the registration rights agreement. This prospectus includes the 11,013,333 shares of common stock that we are obligated to register under the registration rights agreement.

In the merger agreement pursuant to which we acquired SRS Energy, we granted the holder of certain convertible notes “piggyback registration” rights. Under the piggyback registration provisions, we are required, subject to certain limited exceptions, to register all of the common stock issuable upon conversion of such notes in any registration statement that we file. This prospectus includes the 7,866,800 shares of common stock that we are obligated to register under the registration rights provision of the merger agreement.

Delaware Law and Certain Charter and By-law Provisions

The provisions of Delaware law and of our restated certificate of incorporation and restated by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests.

Classified Board of Directors.

Delaware law permits any Delaware corporation to classify its board of directors into as many as three classes as equally as possible with staggered terms of office. After initial implementation of a classified board, one class will be elected at each annual meeting of the stockholders to serve for a term of three years (depending upon the number of classes into which directors are classified) or until their successors are elected and take office. Our restated certificate of incorporation provides for a classified board of directors divided into three classes, with no class having more than one director more than any other class and each class serving for a term of three years or until their successors are elected and qualified. Under Delaware law, stockholders of a corporation with a classified board of directors may only remove a director “for cause” unless the restated certificate of incorporation provides otherwise. Our restated certificate of incorporation does not so provide and, accordingly, stockholders may only remove a director “for cause.”

The likely effect of the classification of the board of directors and the limitations on the removal of directors is an increase in the time required for the stockholders to change the composition of the board of directors. For example, because only approximately one-third of the directors may be replaced by stockholder vote at each annual meeting of stockholders, stockholders seeking to replace a majority of the members of the board of directors will need at least two annual meetings of stockholders to effect this change.

Business Combinations.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Limitation of Liability; Indemnification.

Our charter contains provisions permitted under the General Corporation Law of the State of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty as a director, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our restated certificate of incorporation and restated by-laws contain provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. These provisions do not limit or eliminate our right or the right of any stockholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Special Meeting of Stockholders.

Our restated by-laws provide that special meetings of our stockholders may be called only by our chairman of the board, chief executive officer or by our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.

Our restated by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Preferred Stock Issuances.

Our restated certificate of incorporation provides that, without stockholder approval, we can issue up to 10,000,000 shares of preferred stock with rights and preferences determined by our board of directors.

Shares Eligible for Future Sale

As of the date of this prospectus, we had 49,343,680 shares of common stock outstanding. That number does not include (i) the 6,400,000 shares that are reserved for issuance under outstanding options and that may be issued if and when the options are exercised, (ii) 9,333,333 (plus shares issuable for accrued interest) shares that may be issued upon the conversion of the Series A Convertible Debentures owned by the selling stockholders listed in this prospectus, or (iii) 3,846,990 shares that may be issued upon the exercise of outstanding Warrants.

Freely Tradeable Shares After Offering.

As of the date of this prospectus, excluding the shares that are covered by this prospectus, we believe 2,253,100 shares of our 49,343,680 currently outstanding shares can be publicly resold without restriction under the Securities Act. Upon the re-sale of the currently outstanding shares covered by this prospectus, approximately 21,133,233 shares will also be freely tradable without restriction or limitation under the Securities Act.

Rule 144.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed our “affiliates,” as that term is defined under the Securities Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares (approximately 636,040 shares on a fully diluted, as if converted basis) or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the company. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least two years, would be entitled under Rule 144(k) to sell such shares without regard to any volume limitations under Rule 144. Subject to certain volume limitations and other conditions, all of the currently outstanding unregistered shares are eligible for public resale under Rule 144. The availability of Rule 144 to our holders of restricted securities is, however, conditioned on various factors, including the availability of certain public information concerning the Company.

Transfer Agent

Our transfer agent currently is:

Signature Stock Transfer, Inc.
2301 Ohio Drive - Suite 100
Plano, Texas 75093
Telephone Number (972) 612 4120
Facsimile Number (972) 612 4122

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We have adopted provisions in our restated certificate of incorporation and restated by-laws that limit the liability of our directors and provide for indemnification of our directors and officers to the full extent permitted under the Delaware General Corporation Law. Under our restated certificate of incorporation, and as permitted under the Delaware General Corporation Law, directors are not liable to us or our stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director’s duty of loyalty to us or our stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Further, the provisions do not relieve a director’s liability for violation of, or otherwise relieve us or our directors from the necessity of complying with federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director or officer.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by our company of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXPERTS

The financial statements for the years ended December 31, 2006 and 2005 included in this prospectus have been audited by Larry O’Donnell, C.P.A., P.C. to the extent and for the periods indicated in their report thereon. Such financial statements have been included in this prospectus and registration statement in reliance upon the report of Larry O’Donnell, C.P.A., P.C. and upon the authority of such firm as experts in auditing and accounting.

VALIDITY OF SECURITIES

The validity of the common stock offered hereby will be passed upon for us by Sauerwein, Simon & Blanchard, P.C.  Paul Simon, Jr., a shareholder of Sauerwein, Simon & Blanchard, P.C., is one of our directors and beneficially owns 49,998 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement on Form SB-2 under the Securities Act for the common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to the common stock and us, we refer you to the registration statement and the exhibits and schedules that were filed with the registration statement. Statements made in this prospectus regarding the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC, 100 F Street, Washington, DC 20549. Copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

What follows are the financial statements detailed below of CleanTech Biofuels, Inc. Prior to August 1, 2007, our name was Alternative Ethanol Technologies, Inc.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 31, 2006	F-3
Statements of Operations for each of the two years in the period ended December 31, 2006 and the period from inception to December 31, 2006	F-4
Statements of Changes in Stockholders’ Deficit for the period from inception to December 31, 2006	F-5
Statements of Cash Flows for each of the two years in the period ended December 31, 2006 and the period from inception to December 31, 2006	F-6
Notes to Financial Statements	F-7

Unaudited Financial Statements

Balance Sheet as of September 30, 2007 (unaudited)	F-12
Statements of Operations for the three and nine month periods ended September 30, 2007 and 2006 and the period from inception to September 30, 2007 (unaudited)	F-13
Statements of Changes in Stockholders’ Deficit for the period from inception to September 30, 2007 (unaudited)	F-14
Statements of Cash Flows for the nine month periods ended September 30, 2007 and 2006 and the period ended September 30, 2007 (unaudited)	F-15
Notes to the Interim Financial Statements	F-16

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545	2228 South Fraser Street Unit I Aurora, Colorado 80014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Alternative Ethanol Technologies, Inc.
(Formerly SRS Energy, Inc.)

I have audited the accompanying balance sheet of Alternative Ethanol Technologies, Inc. (formerly SRS Energy, Inc.)  as of December 31, 2006, and the related statements of operations, changes in stockholders’ deficit and cash flows for each of the years in the two-year period ended and for the period July 14, 2004 (inception) to December 31, 2006.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Ethanol Technologies, Inc. (formerly SRS Energy, Inc.)  as of December 31, 2006, and the results of its operations and its cash flows for the years then ended and for the period from July 14, 2004 (inception) to December 31, 2006, in conformity with generally accepted accounting principles in the United States of America.

Larry O'Donnell, CPA, P.C.

June 29, 2007

ALTERNATIVE ETHANOL TECHNOLOGIES, INC.
(Formerly SRS Energy, Inc.)
(A Development Stage Company)

Balance Sheet
December 31, 2006

ASSETS

Current assets:
Cash	$20

Other assets:
Technology license	117,500

Total assets	$117,520

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accrued interest	$2,439
Accrued professional fees	42,103
Advances - related parties	111,144
155,686

Stockholders’ deficit:
Preferred stock; $.001 par value; authorized – 10,000,000 shares; issued - none	--
Common stock; $.001 par value; authorized – 240,000,000 shares; issued and outstanding – 38,624,784 shares	38,625
Additional paid-in capital	(13,525)
Deficit accumulated during the development stage	(63,266)
(38,166)

Total liabilities and stockholders’ deficit	$117,520

See notes to financial statements.

ALTERNATIVE ETHANOL TECHNOLOGIES, INC.
(Formerly SRS Energy, Inc.)
(A Development Stage Company)

Statements of Operations

	Year ended December 31,				July 14, 2004 (inception) to December 31,
	2006		2005		2006

Costs and expenses:
General and administrative		$16,496		$6,104	$22,700
Professional fees		47,078		1,750	48,828
Research and development		14,000			14,000
Other expense (income):
Interest		2,439		299	2,738
Deposit forfeiture		(25,000)			(25,000)

Net loss applicable to common shareholders		$(55,013)		$(8,153)	$(63,266)

Basic and diluted net loss per common share	$	**	$	**

Weighted average number of common shares outstanding		38,567,100		38,493,300

** less than $(.01) per share

See notes to financial statements.

ALTERNATIVE ETHANOL TECHNOLOGIES, INC.
(Formerly SRS Energy, Inc.)
(A Development Stage Company)

Statements of Changes in Stockholders' Deficit

	Common Stock		Additional Paid-in	Deficit Accumulated From
	Shares	Amount	Capital	Inception

Balances, July 14, 2004 (inception)	--	$--	$--	$--

Common stock issued in July 2004, valued at $100 for organizational costs	38,470,900	38,471	(38,371)

Net loss				(100)

Balances, January 1, 2005	38,470,900	38,471	(38,371)	(100)

Common stock sold for cash in May 2005 at $.26 per share	38,471	38	9,962

Net loss				(8,153)

Balances, December 31, 2005	38,509,371	38,509	(28,409)	(8,253)

Common stock sold for cash in January 2006 at $.13 per share	115,413	116	14,884

Net loss				(55,013)

Balances, December 31, 2006	38,624,784	$38,625	$13,525	$(63,266)

See notes to financial statements.

ALTERNATIVE ETHANOL TECHNOLOGIES, INC.
(Formerly SRS Energy, Inc.)
(A Development Stage Company)

Statements of Cash Flows

	Year ended December 31,		July 14, 2004 (inception) to December 31,
	2006	2005	2006

Cash flows from operating activities:
Net loss	$(55,013)	$(8,153)	$(63,266)
Adjustments to reconcile net loss to
net cash used in operating activities:
Common stock issued for organizational costs			100
Changes in operating assets and liabilities:
Technology license	(75,000)	(42,500)	(117,500)
Accrued interest	2,439		2,439
Accrued professional fees	42,103		42,103
Net cash used in operating activities	(85,471)	(50,653)	(136,124)

Cash flows from investing activities:
Net cash used in investing activities	--	--	--

Cash flows from financing activities:
Advances - related parties	69,914	41,230	111,144
Sale of common stock	15,000	10,000	25,000
Net cash provided by financing activities	84,914	51,230	136,144

Net (decrease) increase in cash	(557)	577	20
Cash at beginning of year	577
Cash at end of year	$20	$577	$20

Supplemental disclosure of cash flow information:
Cash paid for interest	$--	$--	$--

Supplemental disclosure of noncash investing and financing activities:
Common stock issued for organizational costs			$100

See notes to financial statements.

Note 1 - Organization

Alternative Ethanol Technologies, Inc. (formerly SRS Energy, Inc.) (“SRS Energy” or “Company”), a wholly-owned subsidiary of Supercritical Recovery Systems, Inc., was incorporated in Delaware on July 14, 2004.

The Company is a development stage company that has been engaged in technology development and pre-operational activities since its formation.  Its business strategy is to develop, own and operate renewable energy facilities with a primary focus on the conversion of cellulose feedstocks to fuel ethanol and other combustible fuels.  The Company has limited exclusive licenses to technology designed to convert cellulosic feed stocks, including municipal garbage, into ethanol and other combustible sources of energy.  The Company has no operating history as a producer of ethanol and has not constructed any ethanol plants to date.  It has no revenues to date and expects that its current capital and other existing resources will be sufficient only to provide a limited amount of working capital.  The Company will require substantial additional capital to implement our business plan and it may be unable to obtain the capital required to do so.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods.  Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from these estimates.

Impairment of Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations and finite lived intangible assets when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts.  The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Fair Value of Financial Instruments

The fair value of the advances to officers/directors is not practicable to estimate, based upon the related party nature of the underlying transactions.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123(R) Share-Based Payment.  Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.  We elected the modified-prospective method, under which prior periods are not revised for comparative purposes.  The valuation provisions of SFAS 123R apply to new grants and to grants that were outstanding as of the effective date and subsequently modified.

During the years ended December 31, 2006 and 2005, there were no stock options granted or outstanding.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income (loss).  During the years ended December 31, 2006 and 2005, the Company did not have any components of comprehensive income (loss) to report.

Net Loss Per Share

SFAS No. 128, Earnings per Share, requires dual presentation of basic and diluted earnings or loss per share (“EPS”) for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  Basic EPS excludes dilution; diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Basic loss per share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period.  Diluted loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, unless the effect is to reduce a loss or increase earnings per share.  The Company had no potential common stock instruments which would result in a diluted loss per share.  Therefore, diluted loss per share is equivalent to basic loss per share.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109, (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit.  Additionally, FIN 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition.  This interpretation is effective for fiscal years beginning after December 15, 2006.  The Company does not expect the application of FIN 48 to have a material affect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company does not expect the application of SFAS No. 157 to have a material affect on its financial statements.

Note 3 - Technology Licenses

On April 1, 2005, the Company entered into an exclusive license with Brelsford Engineering, Inc. (“Brelsford”) to use their technology (Patent No. 5,411,594) to convert cellulosic biomass into fuel grade ethanol in the United States.  This agreement was amended in November 2005 to extend the initial evaluation period for the technology.

Under the terms of the license with Brelsford, the Company paid an initial fee of $50,000 and pays a minimum annual fee of $15,000 and a project fee of $30,000 for each annual project that commences manufacture of a plant.  On August 30, 2007, the Company paid the first annual project fee in the amount of $30,000 to Breslford and Brelsford simultaneously acknowledged that the Company has met all requirements to maintain the exclusivity of its license.  In addition, we will pay a royalty fee equal to 4 percent of net sales resulting from use of the licensed product.  Brelsford may terminate the license agreement on sixty days’ notice if we fail to make any payment due under our license agreement.

On August 17, 2005, the Company entered into an exclusive license agreement with Bio-Products International, Inc. (“Bio-Products”) giving it limited exclusive rights to use Bio-Products technology (Patent No. 6,306,248) to process municipal solid waste and convert the cellulosic component of that waste to a homogenous feedstock to produce ethanol in the United States, subject to the right of Bio-Products to request five sites to construct garbage to ethanol plants in the United States.

The Company’s license with Bio-Products is for a period of twenty years. Under the license, Bio-Products is paid a process royalty of $1.50 for every ton of waste received and processed at each facility to be constructed and operated under the agreement.  The Company also is required to pay a by-product royalty of 2.5 percent of the gross sales price in excess of ten dollars per ton obtained from the sale of recyclable byproducts, excluding the cellulosic biomass.  Bio-Products will also be paid a monthly fee for Technical Services for each facility to be constructed and operated which initially will be $10,000 per month and will increase to $20,000 per month when vessels for processing waste are ordered for the facility.  The $20,000 per month fee continues until construction of the facility is completed.

Intangible assets are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment charge is recognized if an intangible assets carrying amount exceeds its implied fair value.

Note 4 - Stockholders' Deficit

In July 2004, the Company issued 38,470,900 shares of common stock to Supercritical Recovery Systems, Inc., our parent, for organizational costs.  These shares were valued at $100.

In May 2005, the Company sold 38,471 shares of common stock for $10,000 ($.26 per share).  In January 2006, the Company sold 115,413 shares of common stock for $15,000 ($.13 per share).

Dividends may be paid on outstanding shares as declared by the Board of Directors.  Each share of common stock is entitled to one vote.

Note 5 - Income Taxes

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company incurred no income taxes for the years ended December 31, 2006 and 2005.  The expected income tax benefit for the years ended December 31, 2006 and 2005 is approximately $11,000 and $1,600, respectively.  The difference between the expected income tax benefit and non-recognition of an income tax benefit in each period is the result of a valuation allowance applied to deferred tax assets.

Net operating loss carryforwards of approximately $63,300 at December 31, 2006 are available to offset future taxable income, if any, and expire in 2026.  This results in a net deferred tax asset of approximately $12,600 at December 31, 2006.  A valuation allowance in the same amount has been provided to reduce the deferred tax asset, as realization of the asset is not assured.

The net operating loss carryforwards may be limited under the Change of Control provisions of the Internal Revenue Code section 382.

Note 6 - Related Party Transactions

During 2006 and 2005, the Company incurred corporate and administrative fees of approximately $7,300 and $33,700 for expenses paid by its president on behalf of the Company.  The Company has advances from its president of $39,041 at December 31, 2006.  At the present time, the Company does not require any office space and the Company uses the office of its president for corporate and administrative purposes.

The Company had a $72,103 advance from one of its board of director members at December 31, 2006 evidenced by a promissory note that accrued interest at 9.5% per annum.  The promissory note also contained an option to acquire 5% of the outstanding capital stock of SRS Energy, Inc.  In April 2007, the indebtedness under the promissory note was repaid in full, and the Company issued a warrant exercisable until August 31, 2009 to purchase 1,923,495 shares of its common stock at $.13 per share to replace the option included in the promissory note, which shares were allocated from the merger consideration paid to stockholders of SRS Energy, Inc.

Note 7 - Subsequent Events

Recapitalization of Company

On March 27, 2007, Alternative Ethanol Technologies, Inc. (“AETA”) entered into an Agreement and Plan of Merger and Reorganization with its wholly-owned subsidiary SRS Acquisition Sub, a Delaware corporation (“SRS Acquisition”) and SRS Energy, Inc. (“SRS Energy”) pursuant to which SRS Acquisition merged with and into SRS Energy.  The merger was consummated on May 31, 2007 and resulted in SRS Energy becoming a wholly-owned subsidiary of AETA.  As a result of the merger, the shareholders of SRS Energy surrendered all of its issued and outstanding common stock and received shares of AETA’s $.001 par value common stock.  The former parent of SRS Energy, Supercritical Recovery Systems, Inc. immediately prior to the merger, distributed 78.8% of its 96% ownership in SRS Energy to their shareholders on a pro rate basis.

For accounting purposes, because AETA had been a public shell company prior to the merger, the merger was treated as an acquisition of AETA and a recapitalization of SRS Energy.  As such, the historical financial information prior to the merger is that of SRS Energy.  Historical share amounts have been restated to reflect the effect of the merger.

Series A Convertible Debentures

In April 2007, the Company sold $1,400,000 of Series A Convertible Debentures (“Debentures”) that convert into shares of the Company’s common stock at $.15 per share.  The Debentures have Demand Registration Rights and accrue interest at 6% per annum.  The interest is payable in cash or shares of the Company’s common stock at the Company’s option.  The Company received cash of $950,000 and Promissory Notes Receivable (“Notes”) of $450,000 that accrues interest at 6.0%.  The Notes are due on the earlier of April 16, 2008 or the effectiveness of the Company’s SB-2 Registration Statement.

2007 Stock Option Plan

In March 2007, the Company adopted the 2007 Stock Option Plan (“Stock Plan”) for its employees, officers, directors and consultants.  The Company has reserved a maximum of 7,000,000 shares of common stock to be issued for the exercise of options or shares awarded under the Stock Plan.

Commitment

The Company has engaged Merrick & Company (“Merrick”), an engineering firm located in Denver to test the commercial viability of the technologies that we have licensed and to construct a proto-type unit to demonstrate the various processes used to convert waste to ethanol.  Merrick is also investigating other potential feed stocks such as wood waste, smith grass, and corn stover that can be used with our licensed technology to produce ethanol.  If the technology proves commercially viable after Merrick completes its testing and validation, we intend to begin constructing operating plants using this technology.  The Company estimates the cost of this testing and pilot plant construction at $400,000.

CLEANTECH BIOFUELS, INC.
(Formerly Alternative Ethanol Technologies, Inc.)
(A Development Stage Company)

Balance Sheet (Unaudited)

September 30, 2007
ASSETS
Current assets:
Cash and cash equivalents	$251,133
Receivables:
Interest	12,525
Promissory notes	450,000
Prepaids and other current assets	55,913
769,571

Non-current assets:
Technology license	116,250
Advances - related party	21
Total Assets	$885,842

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$50,899
Accrued interest	38,967
Accrued liabilities	11,971
Total current liabilities	101,837

Series A Convertible Debentures	1,400,000

STOCKHOLDERS' DEFICIT
Preferred stock, $0.001 par value; 10,000,000 authorized shares; no
shares issued or outstanding	-
Common stock, $0.001 par value; 240,000,000 authorized shares; 49,343,680
shares issued and outstanding	49,344
Additional paid-in capital	336,544
Notes receivable – restricted common shares issued to Directors	(90,000)
Deficit accumulated during the development stage	(911,883)
Total Stockholders' Deficit	(615,995)
Total Liabilities and Stockholders' Deficit	$885,842

See accompanying notes to financial statements.

CLEANTECH BIOFUELS, INC.
(Formerly Alternative Ethanol Technologies, Inc.)
(A Development Stage Company)

Statements of Operations (Unaudited)

	Three months ended September 30,		Nine months ended September 30,		July 14, 2004 (inception) to September 30,
	2007	2006	2007	2006	2007
Costs and expenses:
General and administrative	$175,635	$1,813	$408,986	$14,071	$431,686
Professional fees	62,152	-	218,995	4,976	267,824
Research and development	41,533	10,000	41,533	14,000	55,533
	279,320	11,813	669,514	33,047	755,043

Other expense (income):
Interest	21,466	-	42,563	-	45,300
Amortization of technology license	16,250	-	16,250	-	16,250
Deposit forfeiture	-	-	-	(25,000)	(25,000)
Interest income	(9,038)	-	(14,058)	-	(14,058)
	28,678	-	44,755	(25,000)	22,492

Net loss applicable to common stockholders	$307,998	$11,813	$714,269	$8,047	$777,535

Basic and diluted net loss per common share	$0.01	**	$0.02	**	$0.02
Weighted average common shares outstanding	49,043,680	38,624,784	43,784,232	38,618,372	39,766,937

** - less than $.01 per share

See accompanying notes to financial statements.

CLEANTECH BIOFUELS, INC.
(Formerly Alternative Ethanol Technologies, Inc.)
(A Development Stage Company)

Statements of Changes in Stockholders' Deficit (Unaudited)

	Common Stock		Additional Paid-in	Notes Receivable – restricted common shares issued to	July 14, 2004 (inception) to
	Shares	Amount	Capital	Directors	September 30, 2007

Balances at July 14, 2004 (inception)	-	$-	$-	$-	$-

Common stock issued in July 2004, valued at $100, for organizational costs	38,470,900	38,471	(38,371)
Net loss					(100)
Balances at January 1, 2005	38,470,900	38,471	(38,371)	-	(100)

Common stock sold for cash in May 2005 at $.26 per share	38,471	38	9,962
Net loss					(8,153)
Balances at December 31, 2005	38,509,371	38,509	(28,409)	-	(8,253)

Common stock sold for cash in January 2006 at $.13 per share	115,413	116	14,884
Net loss					(55,013)
Balances at December 31, 2006	38,624,784	38,625	(13,525)	-	(63,266)

Shares effectively issued to former AETA stockholders in Recapitalization in May 2007	752,096	752			(134,348)
Conversion of promissory notes in May 2007 at $.014 per share	9,366,800	9,367	124,229
Issuance of restricted shares to Directors in August 2007 at $.15 per share	600,000	600	89,400	(90,000)
Fair value of RAM warrants issued in August 2007 at $.13 per share			125,027
Stock-based compensation			11,413
Net loss					(714,269)
Balances at September 30, 2007	49,343,680	$49,344	$336,544	$(90,000)	$(911,883)

See accompanying notes to financial statements.

CLEANTECH BIOFUELS, INC.
(Formerly Alternative Ethanol Technologies, Inc.)
(A Development Stage Company)

Statements of Cash Flows (Unaudited)

	Nine months ended September 30,		July 14, 2004 (inception) to September 30,
OPERATING ACTIVITIES	2007	2006	2007
Net loss applicable to common stockholders	$(714,269)	$(8,047)	$(777,535)
Adjustments to reconcile net loss applicable to common
stockholders to net cash used by operating activities:
Common stock issued for organizational costs	-	-	100
Amortization	16,250	-	16,250
Share-based compensation expense	11,413	-	11,413
Fair value of RAM warrant settlement	125,027	-	125,027
Changes in operating assets and liabilities:
Interest receivable	(12,525)	-	(12,525)
Prepaids and other current assets	(55,913)	-	(55,913)
Technology license	(15,000)	(75,000)	(132,500)
Accounts payable	50,899	-	50,899
Accrued interest	36,528	-	38,967
Accrued liabilities	(30,132)	-	11,971
Cash used by operating activities	(587,722)	(83,047)	(723,846)

INVESTING ACTIVITIES
Cash used by investing activities	-	-	-

FINANCING ACTIVITIES
Advances - related parties	(111,165)	67,735	(21)
Series A Convertible Debentures	950,000	-	950,000
Sale of common stock	-	15,000	25,000
Loans - related parties	-	(200)	-
Cash provided by financing activities	838,835	82,535	974,979

Increase (decrease) in cash and cash equivalents	251,113	(512)	251,133
Cash and cash equivalents at beginning of period	20	577	-
Cash and cash equivalents at end of period	$251,133	$65	$251,133

Supplemental disclosure of cash flow information:
Cash paid for interest	$6,334	$-	$6,334

Supplemental disclosure of noncash investing and
financing activities:
Promissory notes receivable	$450,000	$-	$450,000
Series A Convertible Debentures	$450,000	$-	$450,000
Restricted common stock issued to Directors	$90,000	$-	$90,000
Common stock issued for organizational costs	$-	$-	$100
Common stock issued for promissory notes	$133,596	$-	$133,596

See accompanying notes to condensed consolidated financial statements.

Note 1 – Interim Financial Statements

The accompanying unaudited financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Item 310 of Regulation S-B.  Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements.  In the opinion of management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation, have been included. Operating results for the three and nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.  These interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006.

Note 2 – Organization and Business

Alternative Ethanol Technologies, Inc. (formerly SRS Energy, Inc.) (“Company”), was incorporated in Delaware on December 20, 1996. Effective August 2, 2007, Alternative Ethanol Technologies, Inc. changed its name to CleanTech Biofuels, Inc.

On March 27, 2007, Alternative Ethanol Technologies, Inc. (“AETA”) entered into an Agreement and Plan of Merger and Reorganization with its wholly-owned subsidiary SRS Acquisition Sub, a Delaware corporation (“SRS Acquisition”) and SRS Energy, Inc. (“SRS Energy”) pursuant to which SRS Acquisition merged with and into SRS Energy.  The merger was consummated on May 31, 2007 and resulted in SRS Energy becoming a wholly-owned subsidiary of AETA.  As a result of the merger, the shareholders of SRS Energy surrendered all of its issued and outstanding common stock and received shares of AETA’s $.001 par value common stock.  The former parent of SRS Energy, Supercritical Recovery Systems, Inc. immediately prior to the merger, distributed 78.8% of its 96% ownership in SRS Energy to their shareholders on a pro rate basis.

For accounting purposes, because AETA had been a public shell company prior to the merger, the merger was treated as an acquisition of AETA and a recapitalization of SRS Energy.  As such, the historical financial information prior to the merger is that of SRS Energy.  Historical share amounts have been restated to reflect the effect of the merger.

The Company is a development stage company that has been engaged in technology development and pre-operational activities since its formation.  Its business strategy is to develop, own and operate renewable energy facilities with a primary focus on the conversion of cellulose feedstocks to fuel ethanol and other combustible fuels.  The Company has limited exclusive licenses to technology designed to convert cellulosic feed stocks, including municipal garbage, into ethanol and other combustible sources of energy.  The Company has no operating history as a producer of ethanol and has not constructed any ethanol plants to date.  It has no revenues to date and expects that its current capital and other existing resources will be sufficient only to provide a limited amount of working capital.  The Company will require substantial additional capital to implement our business plan and it may be unable to obtain the capital required to do so.

Note 3 - Technology Licenses

On April 1, 2005, the Company entered into an exclusive license with Brelsford Engineering, Inc. (“Brelsford”) to use their technology (Patent No. 5,411,594) to convert cellulosic biomass into fuel grade ethanol in the United States.  This agreement was amended in November 2005 to extend the initial evaluation period for the technology.

Under the terms of the license with Brelsford, the Company paid an initial fee of $50,000 and monthly fees for the trial option premium totaling $67,500. The Company also pays a minimum annual fee of $15,000 and a project fee of $30,000 for each project that commences for the manufacture of a plant.  On August 30, 2007, the Company paid the first project fee in the amount of $30,000 to Breslford with the respect to the commencement of the design of our pilot plant and Brelsford simultaneously acknowledged that the Company has met all requirements to maintain the exclusivity of its license.  In addition, the Company will pay a royalty fee equal to 4 percent of sales resulting from use of the licensed product less any applicable taxes.  Brelsford may terminate the license agreement on sixty days’ notice if the Company fails to make any payment due under our license agreement. Commencing with the first project payment, the Company began amortizing costs previously capitalized over the remaining term of the license. The license, issued to Brelsford, terminates simultaneously with the expiration of the patent, in May 2015.

On August 17, 2005, the Company entered into an exclusive license agreement with Bio-Products International, Inc. (“Bio-Products”) giving it limited exclusive rights to use Bio-Products technology (Patent No. 6,306,248) to process municipal solid waste and convert the cellulosic component of that waste to a homogenous feedstock to produce ethanol in the United States, subject to the right of Bio-Products to request five sites to construct garbage to ethanol plants in the United States.

The Company’s license with Bio-Products is for a period of twenty years. Under the license, Bio-Products is paid a process royalty of $1.50 for every ton of waste received and processed at each facility to be constructed and operated under the agreement.  The Company also is required to pay a by-product royalty of 2.5 percent of the gross sales price in excess of ten dollars per ton obtained from the sale of recyclable byproducts, excluding the cellulosic biomass.  Bio-Products will also be paid a monthly fee for technical services to be provided by Bio-Products for each facility to be constructed and operated which initially will be $10,000 per month and will increase to $20,000 per month when vessels for processing waste are ordered for the facility.  The $20,000 per month fee continues until construction of the facility is completed.

Intangible assets are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment charge is recognized if an intangible assets carrying amount exceeds its implied fair value.

Note 4 - Series A Convertible Debentures

In April 2007, the Company sold $1,400,000 of Series A Convertible Debentures (“Debentures”) that convert into shares of the Company’s common stock at $.15 per share. The Debentures have Demand Registration Rights and accrue interest at 6% per annum. The interest is payable in cash or shares of the Company’s common stock at the Company’s option. The Company received cash of $950,000 and Promissory Notes (“Notes”) of $450,000 that accrues interest at 6.0%.  The Notes are due on the earlier of April 16, 2008 or the effectiveness of the Company’s SB-2 Registration Statement.

Note 5 - Stockholders' Deficit

Common Stock

In July 2004, the Company issued 38,470,900 shares of common stock to Supercritical Recovery Systems, Inc., our parent, for organizational costs.  These shares were valued at $100.

In May 2005, the Company sold 38,471 shares of common stock for $10,000 ($.26 per share).  In January 2006, the Company sold 115,413 shares of common stock for $15,000 ($.13 per share).

In May 2007, SRS Energy completed its reverse merger with AETA with the issuance of 38,624,784 shares of AETA’s common stock and the issuance of a warrant exercisable until August 31, 2009 to purchase 1,923,495 shares of common stock at $.13 per share in exchange for cancellation of all of the outstanding capital stock of SRS Energy and cancellation of an option to acquire 5% of the outstanding capital stock of SRS Energy that had previously been issued.  AETA in January 2007 had reversed split its common stock 100 to 1.  For accounting purposes, because AETA had been a public shell company prior to the merger, the merger was treated as an acquisition of AETA and a recapitalization of SRS Energy.  As such, the historical financial information prior to the merger is that of SRS Energy.  Historical share amounts have been restated to reflect the effect of the merger.

In May 2007, AETA issued 9,366,800 shares of common stock ($.014 per share) for three promissory notes totaling $114,681 and accrued interest of $18,915.

Note 6 - Related Party Transactions

During the three and nine-month periods ended September 30, 2007, the Company incurred corporate and administrative fees of approximately $200 and $4,200, respectively ($300 and $3,200 for the three and nine-month periods ended September 30, 2006) for expenses paid by its president on behalf of the Company. The Company has advances to its president of $21 at September 30, 2007.  The Company has been using the office of its president for corporate and administrative purposes. We have entered into a lease for office space which we expect to occupy in early December 2007 (See Note 9 for new office lease information).

The Company had a $72,103 advance from one of its board of director members at December 31, 2006 evidenced by a promissory note that accrued interest at 9.5% per annum.  The promissory note also contained an option to acquire 5% of the outstanding capital stock of SRS Energy at a price of $250,000.  In April 2007, the indebtedness under the promissory note was repaid and the promissory note was cancelled.  Under its terms, the right to exercise the option to purchase shares survived after the repayment of the indebtedness under the note. As part of the merger consideration, the Company issued a warrant exercisable until August 31, 2009 to purchase 1,923,495 shares of its common stock at $.13 per share to replace the option included in the promissory note on substantially similar terms as the option.

In August 2007, the Company entered into stock purchase agreements with certain members of the Board of Directors. The directors issued notes to the Company in exchange for their stock purchases. See Note 7 for further discussion. These notes are recorded as notes receivable in Stockholders’ Deficit.

Note 7 – Share-based Payments

The Company accounts for stock options and restricted stock issued to employees and directors under SFAS No. 123(R), "Share-Based Payment". Under SFAS No. 123(R), share-based compensation cost to employees and directors is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period. The Company has no awards with market or performance conditions.

In March 2007, the Company adopted the 2007 Stock Option Plan (“Stock Plan”) for its employees, officers, directors and consultants.  The Company has reserved a maximum of 7,000,000 shares of common stock to be issued for the exercise of options or shares awarded under the Stock Plan. We also have an equity compensation plan for non-employee directors pursuant to which stock options and shares of restricted stock may be granted.

In August 2007, the Company granted options to purchase an aggregate 3,850,000 shares of common stock to various employees that vest ratably over three years and options to purchase an aggregate 160,000 shares of common stock to directors that vest ratably over two years. All options have an exercise price of $0.15. No options were cancelled, expired or exercisable as of September 30, 2007.

Additionally, upon commissioning of the pilot plant, an option to purchase 1,200,000 shares of common stock will be issued to our Chief Executive Officer. This option has not yet been granted, but if and when granted, will vest ratably over three years beginning on August 31, 2009.

The estimated fair value of stock option grants is computed using the binomial option-pricing model. Generally, expected volatility is based on historical periods commensurate with contractual term of options. However, since we have no history of stock price volatility as a public company at the time of the grants, we calculated volatility by considering historical volatilities of public companies in our industry. Due to the short history of our industry, the historical period used in our calculations is shorter than the contractual term of the options. The fair value for options granted was estimated at the date of grant to be $0.097 per share assuming a contract term of 7 years, a risk-free interest rate of 4.38%, expected volatility of 61.5% and no expected dividends. Stock option expense is recognized in the statements of operations ratably over the vesting period based on the number of options that are expected to ultimately vest. We currently use a forfeiture rate of zero percent for all existing share-based compensation awards since we have no historical forfeiture experience under our share-based payment plans. Our options have characteristics significantly different from those of traded options and changes in the assumptions can materially affect the fair value estimates.

During the three and nine months ended September 30, 2007, the Company recorded, as general and administrative expenses, stock based compensation of $10,543 for employee stock options and $870 for director stock options. Related to these grants, the Company will record future compensation expense for stock options of approximately $33,000 and $132,000 during the year ending December 31, 2007 and December 31, 2008, respectively.

The potential tax benefit realizable for the anticipated tax deductions of the exercise of share-based payment arrangements totaled $4,708 for both the three and nine month periods ended September 30, 2007. However, due to the uncertainty that the tax benefits will be realized, these potential benefits were not recognized currently.

As of September 30, 2007, there was approximately $378,000 of unrecognized compensation cost related to 4,010,000 nonvested stock options that we expect to ultimately vest. These options have a weighted average exercise price of $0.15. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.96 years.

In August 2007, the Company entered into stock purchase agreements with certain members of the Board of Directors. Under the agreements, each director agreed to purchase 150,000 shares of common stock of the Company at a cost of $.15 per share. The directors issued notes to the Company in exchange for their stock purchases. The shares issued under the agreements are restricted shares subject to a right, but not obligation, of repurchase by the Company.  The Company may exercise its repurchase right only during the 60 day period following a director’s termination of service on the Board of Directors. The Company’s repurchase rights lapse at the rate of 8,333 shares per month, commencing on September 21, 2007, of continuous service on the Board of Directors performed by each director for the first year of service.  Following the first year of service, the Company’s repurchase rights lapse on 4,167 shares per month, commencing on September 21, 2008, of continuous board service until the repurchase rights have lapsed on all restricted shares.  At September 30, 2007, 566,668 shares were subject to a right of repurchase.

Pursuant to a settlement agreement, RAM Resources, L.L.C. obtained the right to acquire an aggregate of 1,923,495 shares of our common stock at a price of $0.13 per share.  This warrant is exercisable during a two year term that started on August 29, 2007 and ends on August 29, 2009.  RAM Resources, L.L.C. agreed to terminate the Letter Agreement and release all claims to acquire any shares of our stock.  The fair value of $125,027 has been recorded in the Company’s general and administrative expenses for the three and nine months ended September 30, 2007 and additional paid in capital at September 30, 2007.

Note 8 - Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Note 9 - Commitments

Project management - The Company has engaged Merrick & Company (“Merrick”), an engineering firm located in Denver, to test the commercial viability of the technologies that we have licensed and to construct a proto-type unit to demonstrate the various processes used to convert waste to ethanol.  Merrick is also investigating other potential feedstocks such as wood waste, switch grass, and corn stover that can be used with our licensed technology to produce ethanol.  If the technology proves commercially viable after Merrick completes its testing and validation, the Company intends to begin constructing operating plants using this technology.  The Company estimates the cost of this testing and pilot plant construction at $400,000.

Lease - We entered into a lease on October 16, 2007 (expecting to occupy in early January 2008) to rent approximately 1,800 square feet of office space for use as our corporate office, located at 7386 Pershing Ave., in St. Louis, Missouri for a term of three years.  Our monthly rent under the lease is $1,800 plus the cost of utilities.